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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 2000.
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              SUNRISE MEDICAL INC.

                           (NAME OF SUBJECT COMPANY)

                              SUNRISE MEDICAL INC.

                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                  867910 10 1

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              MURRAY H. HUTCHISON
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                              SUNRISE MEDICAL INC.
                         2382 FARADAY AVENUE, SUITE 200
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 930-1500

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

                               PAUL TOSETTI, ESQ.
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                             LOS ANGELES, CA 90071
                                 (213) 485-1234

/ /  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    (a)  NAME AND ADDRESS.  The name of the subject company is Sunrise
Medical Inc., a corporation organized under the laws of the State of Delaware (the "Company" or "Sunrise Medical"), and the address of the principal executive offices of the Company is 2382 Faraday Avenue, Suite 200, Carlsbad, California 92008. The telephone number of the principal executive offices of the Company is
(760) 930-1500.

    (b) SECURITIES. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Common Stock"), including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"). As of October 27, 2000, there were 22,359,218 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSON.

    (a) NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

    (d) TENDER OFFER. This Schedule 14D-9 relates to the offer by V.S.M. Acquisition Corp., a corporation organized under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of V.S.M. Holdings, Inc., a corporation organized under the laws of State of Delaware ("Holdings") and a wholly owned subsidiary of V.S.M. Investors, LLC, a Delaware limited liability company ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated October 30, 2000 (the "Schedule TO"), to purchase all of the issued and outstanding Shares at a price of $10.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase"), dated October 30, 2000, and the related letter of transmittal (the "Letter of Transmittal," which, as may be amended and supplemented from time to time, together with the Offer to Purchase, constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 16, 2000 (the "Merger Agreement"), by and among the Company, Parent, Holdings and Purchaser, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer, with the Company being the surviving corporation in the Merger (the "Surviving Corporation") and becoming a wholly owned subsidiary of Holdings.

    The Schedule TO states that the address of the principal executive offices of Parent, Holdings and Purchaser is 245 Park Avenue, 41st Floor, New York, New York 10167. The telephone number for each of Parent, Holdings and Purchaser is
(212) 351-1600.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (d) CONFLICTS OF INTEREST. Except as described or referred to below, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, Holdings, Purchaser or their executive officers, directors or affiliates.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

    Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement in the sections entitled "Executive Compensation", "Compensation Committee Interlocks and Insider Participation", "Director Compensation", "Report of Compensation Committee on Executive

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Compensation", "Security Ownership of Certain Beneficial Owners and Management"
and "Certain Relationships and Related Transactions." The Information Statement is attached hereto as Annex A and is incorporated herein by reference. Certain of these contracts, agreements, arrangements and understandings will be affected by the Merger, as described below and as set forth in Annex A.

    Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and Parent, Holdings, Purchaser or their executive officers, directors or affiliates, including the Letter Agreements, the Management Unit Subscription Agreement, the Securityholders Agreement, the Employment Agreements, and the Management Agreement entered into or to be entered into with executives of the Company are set forth under the caption "SPECIAL FACTORS--Interests of Certain Persons in the Transaction" in the Offer to Purchase which is incorporated by reference herein. Capitalized terms used in the description of agreements below and not otherwise defined herein shall have the meanings ascribed to them in the particular agreement.

THE MERGER AGREEMENT.

    In connection with the transactions contemplated by the Merger, the Company, Parent, Holdings and Purchaser entered into the Merger Agreement. The summary of the material terms of the Merger Agreement set forth under the caption "SPECIAL FACTORS--The Merger Agreement" in the Offer to Purchase is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

CONFIDENTIALITY AGREEMENT.

    The Company, Vestar Capital Partners IV, L.P. and Park Avenue Equity Partners, L.P. entered into a Confidentiality/Standstill Agreement dated May 4, 2000 (the "Confidentiality Agreement"). The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit (e)(2) hereto and incorporated herein by reference. Pursuant to the Confidentiality Agreement, the parties agreed to keep confidential certain information received from the Company. The Confidentiality Agreement includes, among other provisions, a two-year standstill and employee non-solicitation agreements by Vestar Capital Partners IV, L.P. and Park Avenue Equity Partners, L.P. in favor of the Company. The Confidentiality Agreement does not contain a provision providing for an exclusive negotiating period with the Company. The Confidentiality Agreement's term expires two years from the date of the last delivery of confidential information.

SHARES BENEFICIALLY OWNED.

    If the directors and executive officers of the Company who own Shares tender their Shares in the Offer or their Shares are acquired in the Merger, they will receive the Offer Price for their Shares on the same terms as the other shareholders of the Company. As of October 27, 2000, the directors and executive officers of the Company beneficially owned in the aggregate 2,386,221 Shares, after giving effect to the exercise of their options to purchase Shares, excluding the Stock Price Securities (as defined below).

TREATMENT OF STOCK OPTIONS.

    The Merger Agreement provides that except as otherwise consented to by an option or unit holder, the Company shall cause each outstanding option to purchase Shares and each outstanding performance bonus unit (other than certain options to purchase approximately 1,096,667 Shares and 5,000 units, in each case whose vesting is based upon the Company's attainment of certain stock targets of the Shares of the Company (collectively such options and units are referred to as the "Stock Price Securities")) that have been granted under the Company's Performance Bonus Unit Program and Stock

Options Plans (as defined in the Merger Agreement), including those granted to directors and executive officers of the Company, to become vested and exercisable with respect to all Shares subject thereto or with respect to all such units. Each such option holder and unit holder will be paid by the Company for such options and units (other than the Stock Price Securities), provided that the exercise price with respect to such options or units is less than the Offer Price, an amount in cash determined by multiplying (i) the excess, if any, of the Offer Price over the applicable exercise price of such options or units by (ii) the number of Shares subject to such options or the number of such units. Each such option and unit will thereafter be canceled by the Company. The Stock Price Securities will not be accelerated and cancelled and will continue in accordance with the documents governing their issuance unless the holders thereof consent to or have consented to their cancellation without any payment therefor. As of October 27, 2000, the directors and executive officers of the Company held options under the Company's option plans ("Options") to acquire an aggregate of 2,724,800 Shares, with exercise prices ranging from $4.188 to $27.75.

    Michael Hammes, Ben Anderson-Ray, Raymond Huggenberger, Steven Jaye and John Radak are a part of a group of eleven officers that also includes Geoff Cooper, James Fetter, Sam Sinasohn, Carey Winkel, Peter Riley and Robert Logemann (the "Management Group") who have entered into letter agreements with Parent whereby 55% of the pre-tax proceeds (i.e., substantially all after-tax proceeds) of any cash payment attributable to the vesting of certain options exercisable for approximately 2,193,333 Shares (the "Roll-Over Options") held by such individuals would be used to purchase Parent Units as described under the caption "SPECIAL FACTORS--Interests in Certain Persons in the Transaction" in the Offer to Purchase. This summary of the letter agreements is qualified in its entirety by reference to the letter agreements, copies of which are filed as Exhibit (d)(iii) to Schedule TO. The executive officers of the Company that are included in the Management Group hold Roll-Over Options that are exercisable for approximately 1,300,000 Shares.

INDEMNIFICATION AGREEMENTS.

    The Company has entered into agreements to provide indemnification for its directors and executive officers in addition to the indemnification provided in the Company's Certificate of Incorporation and Bylaws a copy of which is filed as Exhibit (e)(12) hereto and is incorporated herein by reference.

TREATMENT OF STOCK PURCHASE PLAN RIGHTS.

    The Sunrise Medical Inc. Associate Stock Purchase Plan (the "Stock Purchase Plan") was established to provide the opportunity for employee ownership of capital stock of the Company through payroll deductions. Under the Stock Purchase Plan, purchases may be made by participating employees on a semi-annual basis, based on a 15% discount from the lesser of the market price on the first day or last day of the offering period. The offering periods will begin on March 1 and September 1 of each year. A total of 1,000,000 shares of Common Stock of the Company were authorized by the Board of Directors of the Company for purchase under the Plan. The Merger Agreement provides that each stock purchase right under the Company's Stock Purchase Plan, outstanding as of the date of the Merger Agreement, will, at the time of the Merger, be canceled and the holder will receive an amount, in cash, equal to the number of Shares purchasable pursuant to the applicable stock purchase right multiplied by $10. Any such payment shall be subject to all applicable federal, state and local tax withholding requirements. The Stock Purchase Plan will be terminated as of the effective time of the Merger. Messrs. Hammes, Anderson-Ray, Jaye, Tarbet and Radak are participants in the Stock Purchase Plan (see Item 6 of this
Schedule 14D-9). A copy of the Stock Purchase Plan is filed as Exhibit (e)(10) hereto and is incorporated by reference herein.

EMPLOYEE BENEFITS.

    The Merger Agreement also requires the Surviving Corporation to maintain until the first anniversary of the Effective Time (as defined below) employee benefit plans and arrangements with overall employee benefits which are substantially comparable in the aggregate to the benefits provided by the Company Benefit Plans (as defined in the Merger Agreement) as of October 16, 2000 (not taking into account the value of any benefits under any such Company Benefit Plans which are equity-based). For purposes of determining eligibility to participate or vesting where length of service is relevant under any employee benefit plan or arrangement of the Surviving Corporation or any of its Subsidiaries, employees of the Company and its Subsidiaries as of the Effective Time shall receive service credit for service with the Company and its Subsidiaries to the same extent such service credit was granted under the Company Benefit Plans, subject to offsets for previously accrued benefits and no duplication of benefits.

    Except as otherwise consented to by the applicable employee, the Surviving Corporation and its Subsidiaries shall assume and honor in accordance with their respective terms (i) all written employment, indemnification, severance and termination plans and agreements (including change in control provisions and agreements) applicable to employees of the Company and its Subsidiaries, and
(ii) the severance pay policies to the extent identified in certain Company disclosure schedules. See "Special Factors--the Merger Agreement." Certain of these agreements shall be terminated and/or new agreements shall be entered into as a result of the Merger, as set forth in the section in the Offer to Purchase titled "Interests of Certain Persons in the Transaction."

INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE.

    The Merger Agreement provides that until the sixth anniversary of the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each present and former director and officer of the Company (each an "Indemnified Party" and collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any pending, threatened or completed claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission occurring prior to the Effective Time (including, without limitation, any claim, action, suit, proceeding or investigation arising out of or pertaining to the transactions contemplated by the Merger Agreement). In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), to the extent permitted under applicable law, (i) the Company or the Surviving Corporation shall advance expenses to each such Indemnified Party, including the payment of the fees and expenses of counsel selected by such Indemnified Party, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, as the case may be, promptly after statements therefor are received, and (ii) the Company and the Surviving Corporation will cooperate fully in the defense of any such matter. Neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld).

    The Merger Agreement provides that the Company shall and, from and after the Effective Time, the Surviving Corporation shall maintain the same right to indemnification and exculpation of officers and directors as provided for in the Certificate of Incorporation, Bylaws and any other organizational documents of the Company as in effect on the date of the Merger Agreement, with respect to indemnification and exculpation for acts and omissions occurring prior to the Effective Time, including, without limitation, the transactions contemplated by the Merger Agreement.

    The Merger Agreement also provides that until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain officers' and directors' liability insurance covering the officers and directors who are covered by the Company's officers' and directors' liability insurance policies on the date of the Merger Agreement with respect to actions and omissions occurring prior to the Effective Time, by obtaining tail coverage of such existing insurance policies on terms which are not less favorable than the terms of such current insurance in effect for the Company on the date of the Merger Agreement and providing coverage only with respect to matters occurring prior to the Effective Time, to the extent that such tail coverage can be maintained at an annual cost to the Surviving Corporation of not greater than 225% of the annual premium for the Company's insurance policies in effect on the date of the Merger Agreement and, if such tail coverage cannot be so maintained at such cost, providing as much of such insurance as can be so maintained at a cost equal to 225% of the annual premium for the Company's current insurance policies.

    The Merger Agreement also provides that the Surviving Corporation shall maintain policies of insurance of the Company on the terms and conditions set forth in any indemnification agreement to which the Company is party for all periods extending until the expiration of any statute of limitations applicable with respect to actions and omissions occurring prior to the Effective Time.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) SOLICITATION OR RECOMMENDATION. The Company's Board of Directors (the "Board"), at a special meeting held October 16, 2000, unanimously

    - approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

    - recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement;

    - determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company; and

    - declared the Merger and the Merger Agreement to be advisable.

    A copy of the Company's letter to its stockholders, dated as of October 30, 2000, is filed as Exhibit (a)(1)(D) hereto and is attached hereto.

    (b)  REASONS.

BACKGROUND OF THE MERGER

    The Company has in recent years faced an increasingly competitive business environment. Margins in the health care products industry have been pressured by government and private sector payment restrictions, as well as increased cost competition which added downward pressure on the Company's stock market valuation. This pressure, when combined with the general market disfavor for small capitalization enterprises, has in turn made it difficult for the Company to provide appropriate equity-based incentives for its employees.

    During the same period a number of the Company's institutional and retail stockholders made clear to the Board their dissatisfaction with the Company's financial and stock market performance. Facing these challenges, the Board in recent years pursued a series of restructuring initiatives and management modifications. None of these steps led, however, to the improvements in performance sought by the Company's stockholders and the Board.

    On October 5, 1999, the Company issued a press release announcing the resignation of Richard Chandler, the Company's founder and chief executive officer, and the retention of Deutsche Bank Securities Inc. (also operating as and referred to herein as "Deutsche Banc Alex. Brown") to assist the

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Company in its evaluation of alternatives. Following the press release, the
Company received inquiries from a number of third parties, primarily financial buyers, interested in a potential transaction with the Company.

    On November 17, 1999, the Board held a telephonic meeting which included members of the Company's senior management, the Company's outside counsel, Latham & Watkins, and representatives of Deutsche Banc Alex. Brown. The matters considered by the Board at this meeting included the continuing decline in the Company's stock price, the Company's growth prospects and its financing options, particularly in light of the prospectively required refinancing of the Company's Third Amended and Restated Credit Agreement dated August 28, 1997, as amended (the "BofA Credit Agreement"), which was becoming due in January 2001. The Board directed management to continue to pursue financing alternatives. At this meeting, the Board was also updated by representatives of Deutsche Banc Alex. Brown as to the inquiries received from third parties after the Company's October 1999 press release.

    On January 18, 2000, the Company announced that Michael Hammes had been hired as its new chief executive officer. At that time, Mr. Hammes and members of management began to develop plans for a restructuring program, which included obtaining additional financing for the Company.

    In the spring of 2000, members of the Company's senior management continued to formulate and revise a series of internal restructuring plans and examined various secured and unsecured financing alternatives. On February 29 and April 25, 2000, the Board met and received briefings on these matters. Also, members of senior management reported to the Board as to the inquiries they had received from potential financial partners.

    Following these Board meetings, at the request of the Board, members of the Company's senior management met with representatives of a number of prospective financial partners, answering questions regarding the Company and its business and prospects. On May 11, 2000, the Company held a preliminary meeting with representatives of Park Avenue Equity Partners, L.P. ("Park Avenue") and Vestar Capital Partners IV, L.P. ("Vestar"). Also on that same day, members of senior management held a preliminary meeting with a representative of a consortium consisting of four prospective merchant banking partners which indicated interest in exploring a possible leveraged buyout or recapitalization involving the Company.

    The members of senior management again met with representatives of the merchant banking consortium on June 1, 2000. On June 7, 2000, members of the Company's senior management, together with representatives of Deutsche Banc Alex. Brown, met with the consortium and senior management made a presentation.

    On June 14, 2000, members of the Company's senior management, together with representatives of Deutsche Banc Alex. Brown, met with Vestar and Park Avenue. At this meeting, members of the Company's senior management made a presentation to representatives of Vestar and Park Avenue. Also at this meeting, representatives of Vestar and Park Avenue discussed their preliminary interest in pursuing with the Company a leveraged recapitalization transaction that potentially would value the Company's common stock at a price per share of $10.00.

    In mid-June 2000, members of the Company's senior management, together with representatives of Deutsche Banc Alex. Brown, met again with representatives of the consortium of four merchant banking firms to discuss further the consortium's proposed leveraged buyout or recapitalization transaction. In the week that followed, a member of the consortium contacted the Company and orally suggested another form of transaction. During this time, members of the Company's senior management, together with Deutsche Banc Alex. Brown, also met with another merchant banking firm to discuss a potential transaction.

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    On June 21, 2000 the Board met to discuss, among other matters, the progress made with respect to the Company's internal restructuring plan and financing efforts. The Board was also updated as to the interest of, and discussions held with, Vestar, Park Avenue and the other merchant banking firms referenced above. In light of the high level of interest that was expressed by potential financial partners at the previous meetings, the Board directed senior management and Deutsche Banc Alex. Brown to continue to pursue discussions with Vestar, Park Avenue and one other financial partner that had proposed the highest transaction values. At this Board meeting, Deutsche Banc Alex. Brown reviewed with the Board a list of potential strategic partners, and the Board authorized Deutsche Banc Alex. Brown to contact the two strategic partners that the Board believed would be likely to consider and consummate a possible business combination or other strategic transaction with the Company.

    In late June and July of 2000, discussions with Vestar, Park Avenue and the other prospective financial partner continued.

    On August 1, 2000, the other prospective financial partner returned the information regarding the Company with which it had been provided, expressing its unwillingness to proceed in a transaction that valued the Company's common stock at or above $10 per share. After some discussion, the two strategic partners that had been contacted also expressed no interest in pursuing a transaction.

    In late July 2000, members of the Company's senior management and representatives of Deutsche Banc Alex. Brown met with another prospective financial partner. Shortly thereafter, that entity declined any further interest in pursuing a transaction.

    On August 3, 2000, members of the Company's senior management and representatives of Deutsche Banc Alex. Brown met with representatives of Vestar and Park Avenue. At that meeting the parties discussed the historical performance of the Company and its proposed restructuring plans. Around that time, the Company provided to Vestar and Park Avenue certain confidential information and access to the Company's employees in connection with Vestar's and Park Avenue's business diligence.

    On August 10, 2000, the Company requested a formal bid from Vestar and Park Avenue. Vestar and Park Avenue were requested to submit a proposal by August 24, 2000 and to comment on the proposed form of merger agreement prepared by the Company's outside counsel.

    On August 17, 2000, a primary competitor of the Company ("Competitor") delivered to Mr. Hammes, on an unsolicited basis, a confidential letter setting forth a preliminary proposal for a business combination that placed a stated value for the Company's common stock of between $10.00 and $12.00 per share. From time to time in the past Competitor had broached to the Company the possibility of such a business combination, with the Company responding, in part, that such a transaction did not seem feasible in light of the antitrust obstacles such a combination would likely face under the competition laws of the United States and Europe. Apparently anticipating this concern, the August 17 letter suggested that those antitrust concerns be analyzed by an independent law firm, which would then report its results to the two companies. Mr. Hammes advised the chief executive officer of Competitor that the proposal would be referred to the Board for consideration at its next meeting. In response, the Company's general counsel requested that antitrust experts from the Company's regular outside counsel, Latham & Watkins, and from a second firm, Brobeck, Phleger & Harrison LLP, analyze the viability of a combination with Competitor under applicable competition laws.

    On August 24, 2000, Parent's representatives submitted a formal proposal to acquire the Company in a leveraged transaction that placed a cash value of $9.50 per share on the Company's common stock. The transaction would involve a cash tender offer for all of the outstanding shares of such stock, to be followed by a second-step merger. Certain proposed break-up fee and expense reimbursement arrangements also were proposed. The proposal was subject to a number of conditions, including the receipt of required third-party financing and the completion of Parent's representatives' due diligence investigation of the Company. Parent's representatives also delivered a preliminary commitment letter covering the required third-party debt financing with its offer.

    On August 25, 2000, the Board met to discuss the proposal submitted by Parent's representatives (the "Proposal") and the letter sent by Competitor. Because Mr. Hammes, as a member of senior management of the Company, was likely to have a continuing financial interest in any transaction resulting from the Proposal, the Board determined to establish a special committee of the Board (the "Special Committee") to consider the Proposal. Messrs. Lee A. Ault III, Murray H. Hutchison, William Pierpoint, Joseph Stemler and J. R. Woodhull were named as the members of the Special Committee, and these individuals selected Mr. Hutchison as their chairman. These directors were chosen because of their independence in relation to Mr. Hammes and all of the known prospective financial partners. The Board authorized the Special Committee to establish such procedures, review such information and engage such financial advisors and legal counsel as it deemed necessary to fully and adequately make determinations about the proposals received and any matters that came before it. The Special Committee was given authority to negotiate with respect to any such proposal or matter, and was asked to make a recommendation to the full Board with respect to a suggested course when and as it thought it appropriate to do so.

    On August 25, 2000, the Special Committee discussed the selection of legal counsel and a financial advisor. Following discussion of their qualifications and prior contacts with members of the Company's management and Parent, the Special Committee determined to retain Latham & Watkins as its legal counsel and Deutsche Banc Alex. Brown as its financial advisor. The Special Committee, however, reserved the option of retaining additional counsel and a second investment banking firm if deemed advisable. Latham & Watkins then reviewed for the Special Committee the procedures to be followed by the Special Committee and the role of the Special Committee.

    The Special Committee then deliberated with respect to the appropriate response to the letter from Competitor. The antitrust counsel from Latham & Watkins reported that both Latham & Watkins and Brobeck Phelger & Harrison LLP shared the view that the Department of Justice and the Federal Trade Commission would likely challenge a merger between the Company and Competitor, and that there was a strong likelihood that the challenge would be successful, and both delivered written opinions to that effect to the Company. Both concurred as well that structural remedies such as divestitures were unlikely to satisfy regulators in light of the very high percentage of the relevant market that the combined firms would hold. The representatives of Latham & Watkins also observed that it would be difficult, as a practical matter, to craft an agreement that would unconditionally commit Competitor to a transaction, irrespective of ensuing antitrust objections.

    Subsequent to the receipt of this advice, the members of the Special Committee agreed that the prospects of a successful combination with Competitor seemed highly uncertain at best and concluded that a failed transaction with Competitor could deprive the Company of the option to pursue other available alternatives, and could alienate customers and regulators. Nonetheless, in light of the stated transaction value asserted by Competitor, the Special Committee directed both Latham & Watkins and Brobeck Phleger & Harrison LLP to reconsider their respective views, and to report back to the Special Committee as to whether, upon such reconsideration, a possible combination of the two companies could be consummated.

    The members of the Special Committee then reviewed the Proposal. The principal issues of concern to the Special Committee were the price, the conditionality of the offer (particularly the financing and diligence conditions) and the proposed break-up fee and other termination arrangements. The Special Committee directed Deutsche Banc Alex. Brown to communicate these concerns to Parent's representatives, and directed Latham & Watkins not to participate in further discussions regarding the proposed form of merger agreement until Parent's representatives responded.

    On August 28, 2000, as directed by the Special Committee, representatives of Deutsche Banc Alex. Brown approached Parent's representatives to discuss the terms of the Proposal. After considerable discussion, Parent's representatives agreed to raise its proposed offer price to $10.00 per share, but indicated that such price was its final offer and no further price increases would be forthcoming (the "Revised Proposal"). In addition, Parent's representatives agreed to limit and to accelerate their remaining due diligence investigation, but insisted that any transaction must be conditioned upon the availability of financing.

    On August 29, 2000, the Special Committee held a telephonic meeting to discuss developments since its previous meeting. The initial item of business concerned the retention of the firm of Richards, Layton & Finger as special Delaware counsel to the Special Committee. Mr. Hutchison said that he had determined, after discussing the matter with representatives of Latham & Watkins and a representative of Richards, Layton & Finger, that the retention of a firm with no significant prior relationship with the Company was appropriate, and the other members of the Special Committee agreed. A representative of Deutsche Banc Alex. Brown then updated the Special Committee as to the status of the discussions with Parent's representatives and informed the Special Committee that Parent's representatives had increased Parent's offer price to $10.00 per share. The Special Committee also was informed that certain business issues had arisen during the due diligence review conducted by Parent's representatives and that Parent's representatives had indicated that further diligence would be required. At the meeting, the Special Committee determined that it was in the best interests of the Company's stockholders to continue to consider the Revised Proposal in detail. The Special Committee did, however, express its concern that if, after entering into an agreement, Parent did not receive the financing and the transaction were terminated, it could have a material adverse effect on the Company's stock and market perception.

    In late August 2000 and early September of 2000, Parent's representatives proceeded with their due diligence investigation of the Company, which included written requests for information, inspections of documents and telephone conferences with representatives of the Company.

    On September 8, 2000, the Special Committee held a telephonic meeting, which included representatives of Latham & Watkins and Deutsche Banc Alex. Brown. At this meeting, the Special Committee discussed the status of ongoing due diligence of the Company by Parent's representatives, the principal issues raised by the Revised Proposal, the efforts in arranging the required third-party debt financing and the status of discussions regarding management's prospective participation as equity investors in Parent. The Special Committee was informed that Parent's representatives were conducting negotiations with proposed lenders to discuss the provision of binding commitment letters. The Special Committee again directed Deutsche Banc Alex. Brown to convey to Parent's representatives that a financing condition was not desirable.

    On September 11, 2000, the Company's general counsel traveled to New York to discuss management's prospective participation as equity investors in Parent. On or about September 11, 2000, the members of management retained separate counsel, Debevoise & Plimpton, to represent them in their negotiations with Parent.

    On September 14, 2000, the Special Committee held a telephonic meeting which included representatives of Latham & Watkins, Richards, Layton & Finger and Deutsche Banc Alex. Brown. At the meeting, the Special Committee was informed that Parent's accountants were continuing their review of the Company, focusing on its cash flow and EBITDA. The Special Committee directed Latham & Watkins to forward to Parent's counsel a revised version of the draft merger agreement, incorporating the points that had been agreed to and circulating a list of the business and legal points that remained open. Deutsche Banc Alex. Brown informed the Special Committee that Parent's representatives were in discussions with one of its affiliates as a possible source of all or a portion of the financing Parent would need to consummate the transaction. The Special Committee discussed the possible retention of a second investment banking firm to provide a supplemental opinion if an affiliate of Deutsche Banc Alex. Brown participated in such financing. Thereafter Latham & Watkins engaged in extensive discussions of the draft merger agreement with Parent's counsel, Simpson Thacher & Bartlett.

    On September 22, 2000, the Special Committee held a telephonic meeting which included representatives of Latham & Watkins, Richards, Layton & Finger and Deutsche Banc Alex. Brown. At this meeting, the Special Committee was updated regarding Parent's efforts to secure the required debt financing. Representatives of Latham & Watkins summarized for the members of the Special Committee the principal legal issues that remained, in the view of that firm and of Richards, Layton & Finger. Counsel suggested that they had concerns regarding several terms of the proposed merger agreement, including, among others:

    - the limitation on the Company's ability to consider unsolicited acquisition proposals;

    - the ability of the Company to compel an extension of the tender offer; and

    - the circumstances under which the Company might be obligated to pay a break-up fee to Parent or to reimburse Parent for its expenses.

    On September 26, 2000, the Special Committee held a telephonic meeting, which included representatives of Latham & Watkins, Richards, Layton & Finger and Deutsche Banc Alex. Brown. At this meeting, the Special Committee was informed that Parent had indicated that the most likely source of debt financing for the transaction would, in fact, be a corporate affiliate of Deutsche Banc Alex. Brown. In light of that fact, the members of the Special Committee directed Mr. Hutchison to retain formally a second investment banking firm to consider the fairness of any transaction that might be considered by the full Special Committee. Mr. Hutchison noted that he had contacted several firms, and had determined that the Special Committee should retain the firm of Batchelder & Partners, LLC ("Batchelder"). Mr. Hutchison was authorized to negotiate and execute, on behalf of the Special Committee, any engagement letter (or other appropriate document or instrument) necessary or advisable to evidence such retention.

    On September 29, 2000 the Special Committee held a telephonic meeting, which included representatives of Latham & Watkins, Richards, Layton & Finger and Deutsche Banc Alex. Brown. Latham & Watkins reported that the new comments received from Parent's representatives included a proposed additional transaction condition, which required that certain members of management enter into equity subscription and employment arrangements with Parent between the execution of the merger agreement and the closing of the tender offer. Latham & Watkins recommended, and the Special Committee unanimously agreed, that the offer should not be conditioned upon arrangements with management. The Special Committee again was updated as to Parent's financing and was informed that the only prospective source of that financing appeared to be Deutsche Banc Alex. Brown's affiliate, Bankers Trust Company.

    Throughout the balance of September 2000 until the execution of the merger agreement in October 2000, representatives of Latham & Watkins and Simpson Thacher & Bartlett continued to negotiate the terms of the Revised Proposal and the unresolved legal and business issues. These issues included, among others, a proposed cap on the Company's damages under the draft merger agreement, the ability of the Company to require extension of the tender offer, the fees payable by the Company in the event of a termination, the financing contingency, and the conditions to the tender offer.

    On October 5, 2000, the Special Committee held a telephonic meeting, which included representatives of Latham & Watkins, Deutsche Banc Alex. Brown and Batchelder. Latham & Watkins reported on the status of its negotiations with Simpson Thacher & Bartlett. A principal set of issues continued to surround the circumstances under which the Company could be obligated to pay a break-up fee to Parent, or to reimburse Parent for its expenses. The members of the Special

Committee gave negotiating instructions to Latham & Watkins, advocating, among other matters, more limited payment arrangements from the Company's perspective.

    On October 11, 2000, the Special Committee had a telephonic meeting, which included representatives of Richards, Layton & Finger, Latham & Watkins and Deutsche Banc Alex. Brown. The Special Committee was informed at this meeting that the Company had fallen short of its internal earnings estimates for September 2000, but that Parent's representatives had not proposed a price reduction or indicated that it would not otherwise continue with the transaction.

    On October 16, 2000, the Special Committee held a telephonic meeting, which included representatives of Latham & Watkins and Richards, Layton & Finger, Deutsche Banc Alex. Brown and Batchelder. At that meeting, a representative of Latham & Watkins summarized for the Special Committee the terms of management's equity arrangements with Vestar, noting that members of senior management collectively would have the opportunity to rollover a portion of their current option position in the Company and would collectively hold approximately 10% of the equity interest in Vestar's acquisition vehicle (of which approximately one-third would be held by Mr. Hammes). Management would also be granted options representing an additional 12.1% of the equity interests in Parent, which would vest over time and upon the realization of certain performance standards. The Latham & Watkins representatives also apprised the members of the Special Committee of the other material details of Vestar's proposed economic arrangements with members of the Company's management.

    After being advised by representatives of Latham & Watkins and Richards, Layton & Finger regarding the scope of their fiduciary duties under applicable law, the members of the Special Committee then considered the status of the Revised Proposal, as well as the potential business combination with Competitor. Addressing the latter topic first, antitrust counsel from Latham & Watkins advised the members of the Special Committee that both Latham & Watkins and Brobeck Phelger & Harrison LLP had delivered written opinions reaffirming their original legal conclusions. Specifically, both firms had concluded that a possible business combination of the Company and Competitor faced extremely significant, and potentially insurmountable, regulatory impediments under United States antitrust laws. In light of this advice, and considering the other issues with respect to the Competitor proposal, the members of the Special Committee determined not to consider further the prospect of such a business combination with Competitor.

    The Special Committee then discussed the Revised Proposal. Representatives of Latham & Watkins and Richards, Layton & Finger advised the members of the Special Committee on the results of the negotiations that had occurred since the preceding meeting, and confirmed that all remaining legal issues had been resolved, subject to the Special Committee's approval, with Parent's legal counsel. The results of the negotiations that had transpired since that meeting were summarized for the members of the Special Committee. The representatives of the two law firms then reviewed with the members of the Special Committee the draft Merger Agreement, as so negotiated, including the ability of the Company under the provisions of the Merger Agreement to solicit acquisition proposals and the amount of the termination fee and circumstances under which such termination fee would be payable if the Company accepted an alternative acquisition proposal. In this regard, Deutsche Banc Alex. Brown reviewed for the Special Committee the range of termination fees payable under comparable transactions, which indicated that the termination fee payable in the proposed transaction with Parent was within the range of termination fees paid in such transactions.

    Each of Deutsche Banc Alex. Brown and Batchelder then reviewed with the Special Committee its financial analysis of the consideration payable in the Offer and Merger. Thereafter, Deutsche Banc Alex. Brown and Batchelder delivered separate oral opinions to the Special Committee to the effect that, as of the date of such opinions and based on and subject to the matters described in such opinions, the $10.00 per share cash consideration to be received in the Offer and the Merger by holders of the Company's common stock (other than Parent, the Management Group and their respective affiliates) was fair, from a financial point of view, to such holders.

    After discussion and consideration, the Special Committee unanimously approved the Merger Agreement and the transactions contemplated thereby, determined that the terms of the Merger are fair to, and in the best interests of, the Company's public stockholders and recommended that the Board approve and adopt the Merger Agreement.

    Following the Special Committee meeting, a meeting of the full Board was convened. All directors were present, except for Mr. Pierpoint who participated by telephone. Representatives of Deutsche Banc Alex. Brown, Batchelder,
Latham & Watkins and Richards, Layton & Finger were also present.
Mr. Hutchison, on behalf of the Special Committee, reported that the Special Committee had resolved to recommend to the Board that the pending proposal from Parent be accepted. He indicated that the Special Committee had received a presentation from Latham & Watkins and Richards, Layton & Finger on the terms of the proposed Merger Agreement, including various provisions that had been negotiated to improve the draft Agreement from the perspective of the Company's public stockholders. He also indicated that the Special Committee had received a financial presentation and opinion from each of Deutsche Banc Alex. Brown and Batchelder as to the fairness, from a financial point of view, of the $10.00 per share cash consideration to be received in the Offer and the Merger by holders of the Company's Common Stock (other than Parent, the Management Group and their respective affiliates). Representatives of Latham & Watkins and Richards,
Layton & Finger also summarized the fiduciary standards applicable to directors in approving transactions of this nature. Representatives from Latham & Watkins then reviewed with the Board draft resolutions relating to the proposed transaction.

    Following further discussion, there was a motion to approve and adopt the resolutions pertaining to the Merger Agreement and related transactions. The resolutions were approved and adopted by the Board unanimously.

    Immediately following the meeting of the full Board, the Company, Parent, Holdings, Purchaser and Park Avenue entered into the definitive Merger Agreement and promptly thereafter the Company, Vestar and Park Avenue issued a press release announcing that the Company's Board had accepted Parent's proposal and entered into the definitive Merger Agreement.

    (c)  REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

    In reaching its recommendation described above in paragraph (a) of this Item 4, the Board considered a number of factors, including the following:

       1. The fact that the Revised Proposal represented the most attractive offer received by the Board after a select group of potential parties which had been given an opportunity to receive confidential information about the Company declined to submit a proposal or submitted a proposal that the Company Board considered to be less attractive to the Company's stockholders than the Revised Proposal.

       2. The Board considered the relationship of the Offer Price to the historical market prices of the Shares, and the fact that the cash consideration that the Company's stockholders would receive for each Share under the Revised Proposal was at a significant premium to the Company's then-current market price.

       3. The fact that the Board had explored the possibility of pursuing various other possible transactions that would enhance stockholder value, including the Company's alternative to remain an independent public company and the possibility of curtailing operations in an attempt to increase profitability, and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company's business operates.

       4. The Company's business, prospects, financial condition, current business strategy and competitive position in the healthcare industry.

       5. The separate financial presentations of the Special Committee's financial advisors, including their respective opinions to the Special Committee as to the fairness, from a financial point of view and as of the date of such opinions, of the cash consideration payable in the Offer and the Merger, as more fully described in "Special Factors--Opinions of the Financial Advisors."

       6. The terms and conditions of the Merger Agreement, including the fact that the Offer is subject to various conditions, including the Financing Condition, and that the Merger Agreement contemplates the payment or reimbursement to Parent and Purchaser of certain fees and expenses (including financing commitment fees and related expenses) and a termination fee under certain circumstances. In analyzing the conditions to the Offer, the Board considered, among other things, the risks of failing to consummate the Offer and the Merger. In assessing the expense payment and termination fee provisions, the Board recognized that their effect would be to increase by the amount of such fees and expenses the cost of acquiring the Company in a third party offer made by someone other than the Parent and its subsidiaries.

       7. The nature of the financing commitments received by Parent and its subsidiaries with respect to the Offer and the Merger, including the identity of the institutions providing such commitments and their proven experience in consummating transactions such as the Offer and the Merger and the conditions to the obligations of such institutions to fund such commitments.

       8. The likelihood of soliciting a firm offer from a third party to acquire the Company at a price in excess of that to be paid in the Offer and the Merger, the timing of the receipt of any such offer, and the possible consequences of unsuccessfully seeking to solicit such an offer.

       9. The provisions of the Merger Agreement, which provide that neither the Company nor any of its Subsidiaries may (whether directly or indirectly through advisors, agents or other intermediaries), authorize or permit any of its or their officers, directors, agents, representatives or advisors to (a) solicit, initiate, knowingly encourage (including by way of furnishing information) or take any action knowingly to facilitate the submission of any inquiries, proposals or offers (whether or not in writing) from any Person (other than Parent and its affiliates) relating to, other than the transactions contemplated by this Agreement, any Acquisition Proposal (as defined in the Merger Agreement) or agree to or endorse any Acquisition Proposal, or (b) enter into or participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties or assets in connection with the foregoing, or otherwise cooperate in any way with, or participate in or knowingly assist, facilitate, or encourage, any effort or attempt by any other Person (other than any of the Parent, Holdings, Merger Sub and their affiliates) to do or seek any of the foregoing; PROVIDED, HOWEVER, that the foregoing shall not prohibit the Company (A) from complying with Rule 14e-2 and Rule 14d-9 under the Exchange Act with regard to a bona fide tender offer or exchange offer; (B) from making such disclosure to the Company's stockholders or otherwise which, the Board concludes in good faith, after consultation with its legal counsel, is necessary under applicable law or the rules of the NYSE or is reasonably necessary in order to comply with its fiduciary duties to the Company's stockholders under applicable law; (C) from participating in negotiations or discussions with or furnishing information to any Person in connection with an Acquisition Proposal not solicited after the date hereof which is submitted in writing by such Person to the Company Board after the date of this Agreement; PROVIDED, HOWEVER, that prior to participating in any such discussions or negotiations or furnishing any information, the Company receives from such Person an executed confidentiality agreement on terms not less favorable to the Company than the Confidentiality Agreement; and PROVIDED, FURTHER, that the Company Board shall have concluded in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is reasonably likely to constitute a Superior Proposal (as defined below) and, after consultation with its outside legal counsel, that participating in such negotiations or discussions or furnishing such information is reasonably necessary in order to comply with its fiduciary duties to the stockholders of the Company under applicable law; and PROVIDED, FURTHER, that the Company Board shall not (unless it is prohibited from doing so in good faith by the terms of the Acquisition Proposal) take any of the foregoing actions prior to two business days after it provides the Parent with prompt (but in no event later than 24 hours after the occurrence or commencement of such action) written notice thereof. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and expense reimbursement and solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement and that the amount of the termination fees and expense reimbursement that would be payable if the Merger Agreement were to be terminated to accept an alternative acquisition proposal was within the range of the amounts of termination fees and expense reimbursement customarily paid under similar circumstances in transactions comparable to those provided for in the Merger Agreement.

       10. The Board considered the opinions of Latham & Watkins and Brobeck Phelger & Harrison LLP concluding that it was highly likely that a possible business combination of the Company and Competitor would face extremely significant, and potentially insurmountable, regulatory impediments under United States antitrust laws.

    In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, qualify or otherwise assign relative weights to the individual factors considered in reaching its determinations. As discussed above, the Merger Agreement does not require the transactions contemplated thereby to be approved by a majority of the unaffiliated stockholders of the Company.

    OPINION OF DEUSTCHE BANC ALEX. BROWN. The Special Committee engaged Deutsche Banc Alex. Brown to act as its financial advisor in connection with the Offer and the Merger. On October 16, 2000, at a meeting of the Special Committee held to evaluate the Offer and the Merger, Deutsche Banc Alex. Brown rendered to the Special Committee an oral opinion, confirmed by delivery of a written opinion dated October 16, 2000, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $10.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders (other than Parent, the Management Group and their respective affiliates).

    The full text of Deutsche Banc Alex. Brown's written opinion dated
October 16, 2000, which describes the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex B and is incorporated into this document by reference. DEUTSCHE BANC ALEX. BROWN'S OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND ADDRESSES ONLY THE FAIRNESS OF THE $10.00 PER SHARE

CASH CONSIDERATION FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF SHARES (OTHER THAN PARENT, THE MANAGEMENT GROUP AND THEIR RESPECTIVE AFFILIATES). THE OPINION DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN THE OFFER AND THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER SUCH HOLDER SHOULD TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. The summary of Deutsche Banc Alex. Brown's opinion described below is qualified in its entirety by reference to the full text of its opinion.

    In arriving at its opinion, Deutsche Banc Alex. Brown:

    - reviewed publicly available financial and other information concerning the Company and internal analyses and other information furnished to or discussed with Deutsche Banc Alex. Brown by the Company and its advisors;

    - held discussions with members of the senior management of the Company regarding the business and prospects of the Company;

    - reviewed the reported prices and trading activity for the Shares;

    - compared financial and stock market information for the Company with similar information for other companies whose securities are publicly traded;

    - reviewed the financial terms of recent business combinations which Deutsche Banc Alex. Brown deemed comparable in whole or in part;

    - reviewed the terms of the Merger Agreement; and

    - performed other studies and analyses and considered other factors as Deutsche Banc Alex. Brown deemed appropriate.

    Deutsche Banc Alex. Brown did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to Deutsche Banc Alex. Brown, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Banc Alex. Brown assumed and relied on the accuracy and completeness of all information that it reviewed and did not conduct a physical inspection of any of the properties or assets, or prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of the Company. With respect to the financial forecasts and projections made available to Deutsche Banc Alex. Brown and used in its analyses, Deutsche Banc Alex. Brown assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company as to the matters covered by the forecasts and projections. In rendering its opinion, Deutsche Banc Alex. Brown expressed no view as to the reasonableness of the forecasts and projections used by it or the assumptions on which the forecasts and projections were based. In connection with its engagement, Deutsche Banc Alex. Brown was authorized to approach, and held discussions with, third parties to solicit indications of interest with respect to the acquisition of the Company. Deutsche Banc Alex. Brown's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Deutsche Banc Alex. Brown as of, the date of its opinion.

    For purposes of rendering its opinion, Deutsche Banc Alex. Brown assumed that, in all respects material to its analysis, the representations and warranties of the Company, Parent, Holdings and Purchaser contained in the Merger Agreement were true and correct, the Company, Parent, Holdings and Purchaser would each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of the Company, Parent, Holdings and Purchaser to consummate the Offer and the Merger would be satisfied without any waiver. Deutsche Banc Alex. Brown also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Offer and the Merger would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which the Company, Parent, Holdings, or Purchaser is a party or is subject or by which it is bound, no limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have a material adverse effect on the Offer or the Merger. No other instructions or limitations were imposed by the Special Committee on Deutsche Banc Alex. Brown with respect to the investigations made or the procedures followed by it in rendering its opinion.

    In connection with rendering its opinion to the Special Committee, Deutsche Banc Alex. Brown performed a variety of financial analyses which are summarized below. The following summary does not purport to be a complete description of all analyses performed and factors considered by Deutsche Banc Alex. Brown in connection with its opinion. A copy of Deutsche Banc Alex. Brown's written presentation to the Special Committee in connection with its opinion has been filed as an exhibit to the Tender Offer Statement and Schedule 13E-3 on the Schedule TO (the "Schedule TO") filed by Parent, Holdings and Purchaser with the Securities and Exchange Commission and will be available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company or representatives of such stockholder who has been so designated in writing, and also may be inspected and copied, and obtained by mail, from the Securities and Exchange Commission. The Securities and Exchange Commission maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, including the Company, which file electronically with the Securities and Exchange Commission. The address of that site is http://:www.sec.gov. You can find a copy of Deutsche Banc Alex. Brown's written presentation at that site.

    The following is a summary of the material financial analyses performed by Deutsche Banc Alex. Brown in connection with its opinion to the Special Committee dated October 16, 2000. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND DEUTSCHE BANC ALEX. BROWN'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA SET FORTH BELOW IN THE TABLES WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF DEUTSCHE BANC ALEX. BROWN'S FINANCIAL ANALYSES.

ANALYSIS OF SELECTED PUBLIC COMPANIES.

    Deutsche Banc Alex. Brown compared financial and stock market information for the Company and the following five selected publicly held companies in the medical device and equipment sector of the health care industry:

    - Arrow International, Inc.

    - CONMED Corporation

    - Hillenbrand Industries, Inc.

    - Invacare Corporation

    - Respironics, Inc.

    Deutsche Banc Alex. Brown reviewed enterprise values, calculated as equity market value, plus debt, less cash and cash equivalents, as multiples of latest 12 months earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and earnings before interest and taxes, commonly referred to as EBIT. Deutsche Banc Alex. Brown also reviewed equity market values as a multiple of latest 12 months and estimated calendar years 2000 and 2001 net income. All multiples were based on closing stock prices on October 13, 2000, the latest trading day prior to public announcement of the Offer and the Merger. Estimated financial data for the selected companies were based on publicly available research analysts' estimates. Estimated financial data for the Company were based on publicly available research analysts' estimates, referred to as the "Street Case", and internal estimates of the Company's management (excluding restructuring charges), referred to as the "Management Case."

    Deutsche Banc Alex. Brown applied a range of selected multiples derived from the selected companies of latest 12 months EBITDA and EBIT and latest 12 months and estimated calendar years 2000 and 2001 net income to corresponding financial data of the Company. This analysis yielded the following implied per Share equity reference ranges for the Company, as compared to the cash consideration payable in the Offer and the Merger of $10.00 per Share:

                                                               IMPLIED EQUITY REFERENCE
                                                                   RANGE PER SHARE
                                                              --------------------------
                                                                MEAN          RANGE
                                                              --------   ---------------
ENTERPRISE VALUE AS A MULTIPLE OF:
  Latest 12 Months EBITDA...................................   $13.53    $ 8.14 - $15.48
  Latest 12 Months EBIT.....................................   $ 8.63    $ 4.12 - $11.11
EQUITY VALUE AS A MULTIPLE OF:
  Latest 12 Months Net Income...............................   $ 5.21    $ 2.57 - $ 6.51
  Estimated Calendar Year 2000 Net Income based on the
    Street Case.............................................   $ 5.65    $ 3.84 - $ 6.95
  Estimated Calendar Year 2000 Net Income based on the
    Management Case.........................................   $ 5.87    $ 3.99 - $ 7.22
  Estimated Calendar Year 2001 Net Income based on the
    Street Case.............................................   $ 5.98    $ 3.95 - $ 6.94
  Estimated Calendar Year 2001 Net Income based on the
    Management Case.........................................   $15.00    $10.41 - $17.16

    In reviewing the results of its analysis, Deutsche Banc Alex. Brown took into consideration the following:

    - the mean historical three-year compounded annual revenue growth rate of the selected companies was 19.9% as compared to the Company's compounded annual revenue growth rate over the same period of negative 0.9%;

    - the mean of the latest 12 months EBITDA margin of the selected companies was 21.2% as compared to the Company's latest 12 months EBITDA margin of 8.1%; and

    - the mean historical three-year compounded annual net income growth rate of the selected companies was 11.1% as compared to the Company's compounded annual net income growth rate over the same period of negative 36.2%.

ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS.

    Deutsche Banc Alex. Brown reviewed the purchase prices and implied transaction multiples in the following 10 selected transactions in the medical device and equipment sector of, and six selected leveraged recapitalization transactions in, the health care industry:

               SELECTED MEDICAL DEVICE AND EQUIPMENT TRANSACTIONS

                        ACQUIROR                                                       TARGET
                        --------                                                       ------
-                       Invacare Corporation                         Scandinavian Mobility International A/S
-                       Thermo Electron Corporation                  Bear Medical Systems, Inc. (subsidiary of
                                                                     Allied Healthcare Products, Inc.)
-                       Richard C. Blum and Associates, L.P. and     Kinetic Concepts, Inc.
                        Fremont Partners, L.P.
-                       Graham-Field Health Products, Inc.           Fuqua Enterprises, Inc.

                        ACQUIROR                                                       TARGET
                        --------                                                       ------
-                       Kimberly-Clark Corporation                   TECNOL Medical Products, Inc.
-                       Nellcor Puritan Bennett, Inc.                Aequitron Medical, Inc.
-                       Respironics, Inc.                            LIFECARE International, Inc.
-                       Graham-Field Health Products, Inc.           Everest & Jennings International Ltd.
-                       Thermo Electron Corporation                  Bird Medical Technologies, Inc.
-                       Sunrise Medical Inc.                         Corona Group

          SELECTED HEALTH CARE LEVERAGED RECAPITALIZATION TRANSACTIONS

                        ACQUIROR                                                       TARGET
                        --------                                                       ------
-                       Kohlberg, Kravis, Roberts & Co.              Alliance Imaging, Inc.
-                       TA MergerCo, Inc.                            Physicians' Specialty Corp.
-                       Kelso & Company                              Unilab Corporation
-                       Vestar/Sheridan Holdings, Inc.               Sheridan Heathcare, Inc.
-                       Madison Dearborn Partners, Inc. et al.       Team Health, Inc.
-                       Welsh, Carson, Anderson & Stowe VIII L.P.    Concentra Managed Care, Inc.

    Deutsche Banc Alex. Brown reviewed enterprise values in the selected transactions as multiples of latest 12 months EBITDA and EBIT, and equity market values as a multiple of latest 12 months and one-year forward net income. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Deutsche Banc Alex. Brown then applied a range of selected multiples derived from the selected transactions of latest 12 months EBITDA and EBIT and latest 12 months and one-year forward net income to corresponding financial data of the Company. Estimated financial data for the selected transactions were based on research analysts' estimates. Estimated financial data for the Company were based on the Street Case and the Management Case. This analysis yielded the following implied per Share equity reference ranges for the Company, as compared to the cash consideration payable in the Offer and the Merger of $10.00 per Share:

               SELECTED MEDICAL DEVICE AND EQUIPMENT TRANSACTIONS

                                                               IMPLIED EQUITY REFERENCE
                                                                   RANGE PER SHARE
                                                              --------------------------
                                                                MEAN          RANGE
                                                              --------   ---------------
ENTERPRISE VALUE AS A MULTIPLE OF:
  Latest 12 Months EBITDA...................................   $18.13    $14.49 - $22.12
  Latest 12 Months EBIT.....................................   $10.89    $ 3.98 - $16.99

EQUITY VALUE AS A MULTIPLE OF:
  Latest 12 Months Net Income...............................   $ 7.27    $ 3.46 - $11.23
  Estimated Fiscal Year 2001 Net Income based on Street
    Case....................................................   $ 8.06    $ 6.95 - $ 9.95
  Estimated Fiscal Year 2001 Net Income based on Management
    Case....................................................   $12.51    $10.81 - $15.69

          SELECTED HEALTH CARE LEVERAGED RECAPITALIZATION TRANSACTIONS

                                                              IMPLIED EQUITY REFERENCE
                                                                   RANGE PER SHARE
                                                              -------------------------
                                                                MEAN         RANGE
                                                              --------   --------------
ENTERPRISE VALUE AS A MULTIPLE OF:
  Latest 12 Months EBITDA...................................   $11.95    $7.59 - $17.04
  Latest 12 Months EBIT.....................................   $ 7.06    $2.58 - $10.07

EQUITY VALUE AS A MULTIPLE OF:
  Latest 12 Months Net Income...............................   $ 5.14    $2.98 - $ 6.96
  Estimated Fiscal Year 2001 Net Income based on Street
    Case....................................................   $ 5.51    $3.82 - $ 7.36
  Estimated Fiscal Year 2001 Net Income based on Management
    Case....................................................   $ 8.88    $6.42 - $11.36

    In reviewing the results of its analysis, Deutsche Banc Alex. Brown took into consideration the following:

    - the mean historical three-year compounded annual revenue growth rate of the selected medical device and equipment and the selected health care leveraged recapitalization transactions was 6.7% and 21.9%, respectively, as compared to the Company's compounded annual revenue growth rate over the same period of negative 0.9%;

    - the mean of the latest 12 months EBITDA margin of the target companies involved in the selected medical device and equipment transactions and the selected health care leveraged recapitalization transactions was 16.4% and 20.3% as compared to the Company's latest 12 months EBITDA margin of 8.1%; and

    - the mean historical three-year compounded annual net income growth rate of the target companies involved in the selected medical device and equipment transactions and the selected health care leveraged recapitalization transactions was 23.5% and 16.1%, respectively, as compared to the Company's compounded annual net income growth rate over the same period of negative 36.2%.

PREMIUMS ANALYSIS.

    Deutsche Banc Alex. Brown reviewed the premiums paid in 527 selected merger and acquisition transactions in various industries and 54 selected merger and acquisition transactions in the health care industry involving a change in control of the target company, in each case effected since January 1, 1998 and having an enterprise value of $100 million to $500 million. Deutsche Banc Alex. Brown also reviewed the premiums paid in 10 selected merger and acquisition transactions in the medical device and equipment sector of, and six selected leveraged recapitalization transactions in, the health care industry. Deutsche Banc Alex. Brown analyzed the premiums in these transactions based on the target company's closing stock price one day and one month prior to public announcement of the transaction. Deutsche Banc Alex. Brown then applied a selected range of premiums derived from the selected transactions to the average closing stock price of the Shares for corresponding periods prior to October 13, 2000. This analysis indicated the following implied per Share equity reference ranges for the Company, as compared to the cash consideration payable in the Offer and the Merger of $10.00 per Share:

                                                              IMPLIED EQUITY REFERENCE
                                                                   RANGE PER SHARE
                                                              -------------------------
                                                                MEAN         RANGE
                                                              --------   --------------
SELECTED MERGER AND ACQUISITION TRANSACTIONS
  One Day Prior.............................................   $8.43     $6.28 - $14.53
  One Month Prior...........................................   $8.67     $5.78 - $20.35

SELECTED HEALTH CARE MERGER AND ACQUISITION TRANSACTIONS
  One Day Prior.............................................   $8.16     $6.39 - $12.61
  One Month Prior...........................................   $8.71     $5.93 - $12.55

SELECTED MEDICAL DEVICE AND EQUIPMENT MERGER AND ACQUISITION
  TRANSACTIONS
  One Day Prior.............................................   $7.70     $ 5.69 -$ 8.89
  One Month Prior...........................................   $8.43     $5.29 - $10.90

SELECTED HEALTH CARE LEVERAGED RECAPITALIZATION TRANSACTIONS
  One Day Prior.............................................   $9.00     $6.80 - $14.32
  One Month Prior...........................................   $8.82     $6.75 - $13.82

DISCOUNTED CASH FLOW ANALYSIS.

    Deutsche Banc Alex. Brown performed a discounted cash flow analysis to estimate the present value of the unleveraged, after-tax free cash flows that the Company could generate during estimated fiscal years 2001 through 2005 based on two scenarios reflecting the potential for different revenue growth rates and EBITDA margins for the Company. For purposes of this analysis, Deutsche Banc Alex. Brown utilized internal estimates of the Company's management. The first scenario, Case 1, assumed a six-year compounded annual revenue growth rate for the Company of 5.0% and a fiscal year 2005 EBITDA margin of 17.4%. The second scenario, Case 2, reflected certain adjustments to the Case 1 estimates and assumed a six-year compounded annual revenue growth rate of 0.0% and a fiscal year 2005 EBITDA margin of 11.7%. The range of estimated terminal values was calculated by applying terminal value multiples ranging from 6.5x to 8.5x to the Company's estimated fiscal year 2005 EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 12.0% to 16.0%. This analysis yielded the following implied per Share equity reference ranges for the Company, as compared to the cash consideration payable in the Offer and the Merger of $10.00 per Share:

                                                          IMPLIED EQUITY REFERENCE
SCENARIO                                                      RANGE PER SHARE
--------                                                  ------------------------
Case 1..................................................       $17.12 - $26.42
Case 2..................................................       $ 8.11 - $12.99

    In reviewing the results of this analysis, Deutsche Banc Alex. Brown took into consideration the following:

    - the projected six-year compounded annual revenue growth rate was assumed to be 5.0% under Case 1 and 0.0% under Case 2 as compared to the historical three-year compounded annual revenue growth rate of negative 0.9%;

    - the 2005 EBITDA margin was assumed to be 17.4% under Case 1 and 11.7% under Case 2 as compared to the latest 12 months margin of 8.1%; and

    - the profitability targets under both Case 1 and Case 2 were predicated on the success of the restructuring program and implementation of a global information technology system.

OTHER FACTORS.

    In rendering its opinion, Deutsche Banc Alex. Brown also reviewed and considered, among other things:

    - historical market prices and trading volumes for the Shares and the relationship between movements in the common stock of the selected companies and movements in the S&P 500 Index;

    - the Company's earnings performance; and

    - selected published analysts' reports, including analysts' estimates as to the Company's earnings per Share.

    The above summary is not a complete description of Deutsche Banc Alex. Brown's opinion to the Special Committee or the financial analyses performed and factors considered by Deutsche Banc Alex. Brown in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Deutsche Banc Alex. Brown believes that its analyses and the summary above must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Deutsche Banc Alex. Brown's analyses and opinion.

    In performing its analyses, Deutsche Banc Alex. Brown considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. No company, transaction or business used in the analyses as a comparison is identical to the Company or the Offer or the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

    The estimates contained in Deutsche Banc Alex. Brown's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Deutsche Banc Alex. Brown's analyses and estimates are inherently subject to substantial uncertainty.

    The type and amount of consideration payable in the Offer and the Merger were determined through negotiation among the Company, Vestar Capital Partners IV, L.P. and Park Avenue Equity Partners, L.P. and the decision to enter into the Merger Agreement was solely that of the Company Board and the Special Committee. Deutsche Banc Alex. Brown's opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Special Committee with respect to the Offer or the Merger or the consideration payable in the Offer and the Merger.

    Deutsche Banc Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. The Special Committee selected Deutsche Banc Alex. Brown as its financial advisor based on Deutsche Banc Alex. Brown's reputation and expertise.

    OPINION OF BATCHELDER & PARTNERS, INC.

    The Special Committee of the Board of Directors of the Company retained Batchelder & Partners, Inc. ("Batchelder"), to act as a non-exclusive financial advisor to the Special Committee in connection with the Offer and the Merger pursuant to the terms of the Agreement and Plan of Merger dated as of October 16, 2000 (the "Merger Agreement"). Batchelder is a nationally recognized investment banking and financial advisory firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, dispositions, business combinations, private placements, and valuations for corporate and other purposes.

    On October 16, 2000, at a meeting of the Special Committee, Batchelder delivered an oral opinion to the Special Committee, and subsequently confirmed the opinion in writing as of that date, and subject to the considerations set forth in its written opinion, that, as of the date of the opinion, the $10.00 per share cash consideration to be received by the holders of Shares (other than the Parent, the Management Group, any other members of management who have agreed to invest in the Parent and their affiliates) pursuant to the Merger Agreement was fair to such holders from a financial point of view. The full text of Batchelder's opinion, dated October 16, 2000, which sets forth the qualifications, assumptions made, matters considered, limitations on the review undertaken in connection with the opinion, and circumstances where the opinion should not be relied upon, is attached as Annex C and is incorporated by reference. Some of these assumptions relate to future market conditions and other matters beyond the control or influence of Sunrise Medical. No limitations were imposed by the Special Committee on Batchelder with respect to the investigations made or procedures followed in rendering its opinion. Batchelder was not retained or requested to consider any strategic or financial alternatives to the Merger or to seek indications of interest from other potential buyers in connection with rendering its opinion nor did Batchelder do so.

    The summary of Batchelder's opinion in this Schedule 14D-9 is qualified in its entirety by the full text of its written opinion. Sunrise Medical urges you to read the full written opinion carefully. A copy of Batchelder's written presentation to the Special Committee in connection with its opinion has been filed as an exhibit to the Schedule TO filed by Parent, Holdings and Purchaser with the Securities and Exchange Commission and will be available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company or representatives of such stockholder who has been so designated in writing, and also may be inspected and copied, and obtained by mail, from the Securities and Exchange Commission. The Securities and Exchange Commission maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, including the Company, which file electronically with the Securities and Exchange Commission. The address of that site is http://:www.sec.gov. You can find a copy of Batchelder's written presentation in that site.

    BATCHELDER'S OPINION IS DIRECTED SOLELY TO THE SPECIAL COMMITTEE FOR ITS CONSIDERATION IN CONNECTION WITH THE MERGER AND IS NOT A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER ANY HOLDER SHOULD TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. BATCHELDER'S OPINION ADDRESSES ONLY THE FINANCIAL FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF SUNRISE MEDICAL (OTHER THAN THE PARENT, THE MANAGEMENT GROUP, ANY OTHER MEMBERS OF MANAGEMENT WHO HAVE AGREED TO INVEST IN THE PARENT AND THEIR AFFILIATES) AS OF OCTOBER 16, 2000, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER. Batchelder's opinion states that it is not a report or valuation within the meaning of Section 11 of the Securities Act, and Batchelder has not assumed responsibility under the terms of its engagement for performing the level of diligence or independent verification that would be required for Batchelder to render a report or valuation within the meaning of the applicable provisions of the Securities Act.

    In connection with its opinion, Batchelder, among other things:

    - reviewed publicly available and internal financial and other data of Sunrise Medical including the details of the Parker Bath divestiture;

    - reviewed the audited financial statements of Sunrise Medical for the last three years ended June 30, 2000, July 2, 1999 and July 3, 1998 and reviewed quarterly unaudited financial statements for the last three years as filed with the Securities and Exchange Commission;

    - reviewed the financial terms and conditions of various draft Merger Agreements and subsequently reviewed the final Merger Agreement dated October 16, 2000;

    - reviewed publicly available information concerning the trading of, and the trading market for, the Shares;

    - compared Sunrise Medical from a financial point of view with other publicly traded companies deemed to be comparable;

    - considered the financial terms, as they relate to Sunrise Medical and, to the extent publicly available, of recent business combinations deemed to be comparable in whole or in part;

    - discussed with Sunrise Medical's management the prospects for, and business challenges facing, Sunrise Medical without the Merger;

    - reviewed and discussed with management representatives of Sunrise Medical, business and financial information regarding Sunrise Medical furnished to Batchelder, including, management's financial forecasts and the related assumptions including the projections of restructuring charges;

    - made inquires regarding and discussed the Merger and the Merger Agreement and other related matters with Sunrise Medical's legal counsel; and

    - performed other analyses and examinations as Batchelder deemed appropriate.

    In connection with its review, Batchelder did not assume any obligation to verify independently this information, whether publicly available or furnished to Batchelder by Sunrise Medical, and relied on its accuracy and completeness in all material respects. With respect to the financial forecasts provided to Batchelder by the management of Sunrise Medical, including projections of expected reorganization costs, Batchelder assumed that (i) the forecasts accurately reflect the judgment of management, (ii) the forecasts were reasonably prepared on bases reflecting the best available estimates and judgments as to the future financial performance of Sunrise Medical, and
(iii) these projections provide a reasonable basis upon which Batchelder can form its opinion. In rendering its opinion, Batchelder expressed no view as to the reasonableness of the forecasts provided to Batchelder by the Company's management or the assumptions on which such forecasts are based. Batchelder also assumed that there had been no material changes in Sunrise Medical's assets, financial condition, results of operations, business, or prospects since the date of their last financial statements made available to Batchelder. The management of Sunrise Medical advised Batchelder, and Batchelder assumed, that management was not aware of any facts or circumstances that would make the information reviewed by Batchelder inaccurate or misleading. Batchelder relied on advice of Sunrise Medical's legal counsel and independent accountants as to all legal and financial reporting matters with respect to Sunrise Medical, the Merger, and the Merger Agreement. Batchelder also assumed that the Merger will be completed in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, and all other applicable federal and state statutes, rules, and regulations, including applicable laws of foreign regulatory authorities. In addition, Batchelder did not make an independent evaluation, appraisal, or physical inspection of any of the assets or liabilities of Sunrise Medical, nor has Batchelder been furnished with any appraisals.

    Batchelder's opinion is based on economic, monetary, currency exchange, financial market and other conditions as in effect on, and the information made available to Batchelder as of October 16, 2000. Although subsequent developments may affect its opinion, and except to the extent provided below, Batchelder did not assume any obligation to update, revise, or reaffirm its opinion.

    Batchelder further assumed that the representations and warranties of each party in the Merger Agreement are true and correct, that each party to the Merger Agreement will perform all of the covenants and agreements required to be performed by that party under the Merger Agreement, and that the Merger will be completed in accordance with the terms described in the Merger Agreement, without any amendment, and without waiver by Sunrise Medical of any of the conditions to its obligations. Batchelder also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, amendments, or modifications will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

The following is a summary of the report presented by Batchelder to the Special Committee on October 16, 2000 in connection with its written opinion dated October 16, 2000.

    COMMON STOCK PERFORMANCE. Batchelder reviewed Sunrise Medical's common stock performance including a historical analysis of closing prices and trading volumes for the period beginning October 14, 1999 and ending on October 13, 2000, which included a high of $7.13, a low of $3.75, and an average of $5.26 for the period, for the period beginning October 14, 1997 and ending on October 13, 2000, which included a high of $16.75, a low of $3.75, and an average of $9.11, and for the period beginning October 14, 1995 and ending on October 13, 2000 which indicated a high of $24.75, a low of $3.75, and an average of $11.74 for the period. Batchelder's analysis of Sunrise Medical's common stock performance also included a historical analysis of Sunrise Medical's indexed performance relative to the S&P 500 and an index of the Selected Companies (hereinafter defined) (i) for the period beginning June 30, 2000 and ending September 29, 2000, (ii) for the period beginning March 31, 1999 and ending September 29, 2000, (iii) for the period beginning September 30, 1999 and ending September 29, 2000, (iv) for the period beginning September 30, 1997 and ending September 29, 2000, and (v) for the period beginning September 29, 1995, and ending September 29, 2000. In periods (ii) through (v), Sunrise Medical underperformed the S&P 500 and the Selected Companies. In period (i), Sunrise Medical outperformed the S&P 500 and the Selected Companies.

    COMPARABLE PUBLIC COMPANY ANALYSIS. Batchelder reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market trading multiples of seven public companies: Invacare Corporation, Respironics, Inc., Hillendbrand
Industries, Inc., Conmed Corporation, Vital Signs, Inc., Mallinckrodt Inc. and Arrow International, Inc. (the "Selected Companies"). The Selected Companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to the Company. Using publicly available information and other information provided by Sunrise Medical, Batchelder calculated a range of implied values for Sunrise Medical common stock based on a comparison of the last twelve months' revenues ("LTM Revenues"), last twelve months' earnings before interest, taxes, depreciation, and amortization ("LTM EBITDA"), last twelve months' earnings before interest and taxes ("LTM EBIT") and last twelve months' pre-tax income ("LTM Pre-tax Income"). Batchelder adjusted this information for non-recurring charges as necessary. With respect to the Selected Companies, Batchelder considered enterprise value (i.e., market value of common equity plus preferred stock, plus debt, less cash) as a multiple of LTM Revenues, as a multiple of LTM EBITDA, as a multiple of LTM EBIT and considered equity market capitalization as a multiple of LTM Pre-tax Income and last twelve months' earnings ("LTM Price/Earnings"). Batchelder's analysis of the Selected Companies indicated enterprise value multiples of LTM revenues, which ranged from a low of 1.35x, to a high of 2.64x, with a median of 1.53x; LTM EBITDA, which ranged from a low of 6.01x, to a high of 11.62x, with a median of 9.16x; LTM EBIT, which ranged from a low of 8.25x, to a high of 16.58x, with a median of 12.26x; LTM Pre-tax Income which ranged from a low of 5.63x, to a high of 16.64x, with a median of 11.39x; and LTM price/earnings ratios, which ranged from a low of 8.82x, to a high of 25.31x, with a median of 17.35x. Using publicly available information on the Selected Companies, Batchelder calculated a range of implied values for Sunrise Medical common stock based on a comparison of projected twelve months' revenues ("Projected Revenues"), projected twelve months' earnings before interest, taxes, depreciation, and amortization ("Projected EBITDA"), projected twelve months' earnings before interest and taxes ("Projected EBIT") and projected twelve months' pre-tax income ("Projected Pre-tax Income"). With respect to the Selected Companies, Batchelder considered enterprise value (i.e., market value of common equity plus preferred stock, plus debt, less cash) as a multiple of Projected Revenues, as a multiple of Projected EBITDA, as a multiple of Projected EBIT and considered equity market capitalization as a multiple of Projected Pre-tax Income and projected twelve months' earnings ("Projected Price/Earnings"). Batchelder's analysis of the Selected Companies indicated enterprise value multiples of Projected Revenues, which ranged from a low of 1.22x, to a high of 2.39x, with a median of 1.47x; Projected EBITDA, which ranged from a low of 6.65x, to a high of 9.13x, with a median of 8.31x; Projected EBIT, which ranged from a low of 9.50x, to a high of 12.35x, with a median of 10.39x; Projected Pre-tax Income which ranged from a low of 7.00x, to a high of 11.79x, with a median of 10.23x; and Projected Price/Earnings ratios, which ranged from a low of 11.23x, to a high of 18.67x, with a median of 15.52x. Batchelder gave more weight to the multiples of reported EBITDA, EBIT, pre-tax income, and net income in this analysis and considered that the comparable companies had a mean three-year revenue compounded annual growth rate and profitability levels in excess of those for Sunrise Medical.

    COMPARABLE TRANSACTION ANALYSIS. In order to estimate the value per share of Sunrise Medical common stock assuming Sunrise Medical were sold, Batchelder reviewed the consideration paid in seven mergers and acquisition transactions in the medical device and equipment industry announced since June 1996 for which financial data was available (the "Selected Transactions"). Batchelder analyzed the consideration paid in these transactions as a multiple of (1) enterprise value to the target companies' LTM Revenues, LTM EBITDA, and LTM EBIT and
(2) equity value to the target companies' LTM Pre-tax Income, LTM net income and book value. Such analysis indicated that for the Selected Transactions
(i) enterprise value as a multiple of revenue ranged from a low of 0.9x, to a high of 2.6x with a mean of 1.7x and a median of 1.5x, compared to enterprise value to be received in the Merger as a multiple of 2000 revenue of 0.6x, and estimated 2001 revenues of 0.6x; (ii) enterprise value as a multiple of EBITDA ranged from a low of 8.7x, to a high of 16.3x, with a mean of 11.5x, and a median of 9.0x, compared to enterprise value to be received in the Merger as a multiple of 2000 EBITDA of 7.8x, and estimated 2001 EBITDA of 9.8x;
(iii) enterprise value as a multiple of EBIT ranged from a low of 12.2x, to a high of 20.1x, with a mean of 15.0x, and a median of 14.1x, compared to enterprise value to be received in the Merger as a multiple of 2000 EBIT of 17.2x, and estimated 2001 EBIT of 28.6x; (iv) equity value as a multiple of Pre-tax Income ranged from a low of 10.9x, to a high of 28.8x, with a mean of 18.7x, and a median of 14.2x, compared to equity value to be received in the Merger as a multiple of 2000 pre-tax income of 53.0x, and estimated 2001 pre-tax income of 253.2x; (v) equity value as a multiple of net income ranged from a low of 17.2x to a high of 48.1x, with a mean of 28.0x, and a median of 22.1x, compared to equity value to be received in the Merger as a multiple of 2000 net income of 115.3x, and estimated 2001 net income of 422.1x; and (vi) equity value as a multiple of book value ranging from a low of 2.3x, to a high of 6.6x, compared to equity value to be received in the Merger as a multiple of 2000 book value of 1.4x. Batchelder noted that one of the acquirors involved in two of the seven mergers and acquisitions selected above, had recently filed for voluntary bankruptcy. Batchelder excluded these two comparable transactions and analyzed the consideration paid in these transactions as a multiple of (1) enterprise value to the target companies' LTM Revenues, LTM EBITDA, and LTM EBIT and
(2) equity value to the target companies' LTM Pre-tax Income, LTM net income and book value. Such analysis indicated that for the Selected Transactions
(i) enterprise value as a multiple of revenue ranged from a low of 1.2x, to a high of 2.6x with a mean of 1.8x and a median of 1.5x, compared to enterprise value to be received in the Merger as a multiple of 2000 revenue of 0.6x, and estimated 2001 revenues of 0.6x; (ii) enterprise value as a multiple of EBITDA ranged from a low of 8.7x, to a high of 16.3x, with a mean of 11.3x, and a median of 9.0x, compared to enterprise value to be received in the Merger as a multiple of 2000 EBITDA of 7.8x, and estimated 2001 EBITDA of 9.8x; (iii) enterprise value as a multiple of EBIT ranged from a low of 12.2x, to a high of 20.1x, with a mean of 14.8x, and a median of 14.1x, compared to enterprise value to be received in the Merger as a multiple of 2000 EBIT of 17.2x, and estimated 2001 EBIT of 28.6x; (iv) equity value as a multiple of Pre-tax Income ranged from a low of 10.9x, to a high of 28.8x, with a mean of 18.3x, and a median of 14.2x, compared to equity value to be received in the Merger as a multiple of 2000 pre-tax income of 53.0x, and estimated 2001 pre-tax income of 253.2x; (v) equity value as a multiple of net income ranged from a low of 17.2x to a high of 48.1x, with a mean of 27.4x, and a median of 22.1x, compared to equity value to be received in the Merger as a multiple of 2000 net income of 115.3x, and estimated 2001 net income of 422.1x; and (vi) equity value as a multiple of book value ranging from a low of 3.2x, to a high of 6.6x, compared to equity value to be received in the Merger as a multiple of 2000 book value of 1.4x. Batchelder gave more weight to the multiples of reported EBITDA, EBIT, pre-tax income and net income in this analysis and considered that the companies acquired had a mean three-year revenue compounded annual growth rate and a mean EBITDA margin in excess of those for Sunrise Medical.

    PREMIUMS PAID ANALYSIS. Batchelder compared certain premiums represented by the Merger price to premiums offered in 64 completed acquisitions of $250 million to $500 million in size which were announced from the beginning of 1999 to October 13, 2000, excluding technology and biotechnology transactions (the "Comparable Acquisitions"). Such analysis indicated that for the Comparable Acquisitions, (i) premiums to market price one day prior to announcement ranged from a low of 0.2%, to a high of 100.0%, with a mean of 34.6% and a median of 29.6%, compared to the Merger price premium of 55.3% to market price one day prior to the announcement of the Merger price of October 17, 2000 (the "Announcement Date"); (ii) premiums to market price one week prior to announcement ranged from a low of 1.0%, to a high of 107.4%, with a mean of 41.4% and a median of 33.9%, compared to the Merger price premium of 64.9% to market price one week prior to the Announcement Date; (iii) premiums to market price one month prior to announcement ranged from a low of 2.8%, to a high of 253.8%, with a mean of 52.3%, and a median of 41.1%, compared to the Merger price premium of 66.7% one month prior to the Announcement Date.

    DISCOUNTED CASH FLOW ANALYSIS. In order to calculate an estimate of the value of Sunrise Medical from a cash flow perspective, Batchelder performed a discounted cash flow analysis using the financial forecasts for Sunrise Medical for 2001 through 2005 prepared and supplied by Sunrise Medical's management. Using these financial projections, Batchelder considered management's estimate of the future unlevered, after-tax free cash flows that Sunrise Medical could produce through 2005 and then calculated a range of Sunrise Medical terminal values at the end of 2005 by applying a range of EBITDA exit multiples from 7.0x to 9.0x to Sunrise Medical's estimated EBITDA in 2005. The cash flow stream and terminal values were discounted to present values using discount rates ranging from 12.0% to 16.0%, which were chosen to reflect reasonable ranges of Sunrise Medical's estimated cost of capital. This analysis indicated an implied equity value of Sunrise Medical of between $17.25 and $24.18 per share. Batchelder ascribed less weight to this discounted cash flow analysis using management's projections because (i) the five-year compounded annual revenue growth rate was projected to be 5.8% compared to the historical three-year compounded annual growth rate for Sunrise Medical of negative 1.3%; (ii) in 2005 the EBITDA margins were projected to reach 17.5% compared to the current EBITDA margins for the most recent fiscal year of 7.3%; (iii) the Company has not historically achieved the projected EBITDA margins and profitability levels; (iv) the levels of profitability and growth assume the successful execution of a significant restructuring effort and the implementation of a global information technology system; and (v) the Company has historically initiated several restructuring efforts which have not resulted in the anticipated levels of profitability.

    No company or transaction used in the comparable company analysis, the comparable transaction analysis, or the premiums paid analysis is identical to Sunrise Medical. Accordingly, an evaluation of the results of these analyses is not simply a mathematical calculation. It involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies being analyzed. The summary above is not a comprehensive description of all analyses and examinations actually conducted by Batchelder in the preparation of its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses and of the factors considered by Batchelder, without considering all analyses and factors, would create an incomplete view of the process underlying Batchelder's presentation to the Special Committee. In addition, Batchelder may have given some analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Batchelder's or Sunrise Medical's view of the actual value of Sunrise Medical or the Shares. To the contrary, Batchelder expressed no opinion on the actual value of Sunrise Medical, the Shares, or the actual value of the consideration to be received by Sunrise Medical stockholders in exchange for their Shares. Its opinion, which is addressed and limited to the Special Committee, extends only to the opinion expressed by Batchelder that the value of the Consideration to be received by holders of Shares (other than the Parent, the Management Group, any other members of management who have agreed to invest in the Parent and their affiliates), from a financial point of view under the Merger, based on facts and circumstances existing at the date of the opinion and in reliance on material assumptions described in this summary, is within the range of values that might fairly be ascribed to the Shares as of October 16, 2000, the date of Batchelder's opinion.

    In performing its analyses, Batchelder made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Sunrise Medical. The analyses performed by Batchelder are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. Batchelder prepared these analyses solely as part of Batchelder's analysis for the Special Committee of the fairness of the Offer and Merger to Sunrise Medical stockholders from a financial point of view and provided these analyses solely to the Special Committee in connection with the Special Committee's consideration of the Offer and Merger. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Batchelder used in its analyses various projections of future performance prepared by the management of Sunrise Medical. The projections are based on numerous uncertain variables and assumptions that are inherently unpredictable. Accordingly, actual results could vary significantly from those assumed in these projections.

    The opinion of Batchelder and the presentation to the Special Committee summarized above were among the many factors taken into consideration by the Special Committee in determining whether to approve and to recommend that the Sunrise Medical stockholders accept the offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement. Batchelder, however, does not make any recommendation to any holders of Shares or to any other person or entity as to whether any stockholder should tender Shares into the Tender Offer pursuant to the Merger Agreement. Batchelder's opinion did not address the relative merits of the Merger, any alternatives to the Merger, or Sunrise Medical's underlying business decision to proceed with or effect the Merger.

    Pursuant to the terms of its engagement, Sunrise Medical paid Batchelder a fee of $250,000 upon presentation of its fairness opinion, which would have been payable regardless of the conclusions of the opinion. In addition, Sunrise Medical has agreed to reimburse Batchelder for its out-of-pocket expenses and to indemnify Batchelder and related parties against specified liabilities, including liabilities under the federal securities laws.

    (c) INTENT TO TENDER. To the best of the Company's knowledge, all of its executive officers, and directors, currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

    Prior to the execution and delivery of the Merger Agreement, Michael Hammes, Ben Anderson-Ray, Raymond Huggenberger, Steven Jaye and John Radak, as a part of a group of eleven officers who hold Roll-Over Options, entered into letter agreements with Parent whereby the after tax proceeds of any cash payment attributable to the vesting of the Roll-Over Options held by such individuals would be used to purchase Parent Units as described in "SPECIAL FACTORS--Interests of Certain Persons in the Transaction" in the Offer to Purchase and as set forth in the form of letter agreement filed as Exhibit (d)(iii) to the Schedule TO. The eleven officers have agreed that the Stock Price Securities held by each of them shall be canceled without vesting or consideration.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) SOLICITATIONS OR RECOMMENDATIONS. The Special Committee has retained Deutsche Banc Alex. Brown and Batchelder & Partners, Inc. as its financial advisors to the Special Committee in connection with the Offer and the Merger. Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

DEUTSCHE BANC ALEX. BROWN

    Under the terms of Deutsche Banc Alex. Brown's engagement, the Company has agreed to pay Deutsche Banc Alex. Brown for its financial advisory services upon the completion of the Offer and the Merger an aggregate fee based on a percentage of the total consideration, including liabilities assumed, payable in the Offer and the Merger. It is currently estimated that the aggregate fee payable to Deutsche Banc Alex. Brown for such financial advisory services will be approximately $3.7 million, of which $3.3 million is payable at closing. In addition, the Company has agreed to reimburse Deutsche Banc Alex. Brown for its reasonable travel and other out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify Deutsche Banc Alex. Brown and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, Deutsche Banc Alex. Brown's engagement.

    Deutsche Banc Alex. Brown and its affiliates in the past have provided financial services to the Company and Vestar Capital Partners IV, L.P. and its affiliates unrelated to the Offer and the Merger, for which services Deutsche Banc Alex. Brown and its affiliates have received compensation. Deutsche Banc Alex. Brown and its affiliates also have an outstanding bank credit facility with the Company and investments in affiliates of Vestar Capital Partners IV, L.P. In addition, Deutsche Banc Alex. Brown and its affiliates will participate in the financing of the Offer and the Merger, for which services Deutsche Banc Alex. Brown and its affiliates will receive compensation.

    Deutsche Banc Alex. Brown maintains a market in, and regularly publishes research reports regarding, publicly traded companies in the health care industry. In the ordinary course of business, Deutsche Banc Alex. Brown and its affiliates may actively trade or hold the securities and other instruments and obligations of the Company and Vestar Capital Partners IV, L.P., Park Avenue Equity Partners, L.P. and their respective affiliates for Deutsche Banc Alex. Brown's and its affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities, instruments or obligations.

BATCHELDER & PARTNERS, INC.

    Pursuant to the terms of their engagement, the Company has agreed to pay Batchelder & Partners, Inc. a cash fee of $250,000, $125,000 of which is due upon request by the Board to commence its analysis in preparation for rendering a fairness opinion and the remaining $125,000 of which is due upon delivery of the fairness opinion to the Board.

    The Company also has agreed to reimburse Batchelder & Partners, Inc. for reasonable out-of-pocket expenses and for all reasonable fees and disbursements of its counsel. Batchelder & Partners, Inc. will not incur expenses in excess of $5,000 without the Company's approval. In addition, the Company agrees to indemnify Batchelder & Partners, Inc. and related parties against certain liabilities arising out of their engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (b) SECURITIES OWNERSHIP. Except as set forth below no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    Messrs. Hammes, Anderson-Ray, Jaye, Tarbet, and Radak purchased 5,000, 2,904, 5,000, 5,000, and 2,429 Shares, respectively, on August 31, 2000 through the Company's Stock Purchase Plan at a price of $3.5598 per share.

    Messrs. Hammes, Anderson-Ray, Jaye, Tarbet, and Radak were to have made purchases of 1,871, 673, 1,887, 1,303, and 635 Shares, respectively, in the current Stock Purchase Plan Offering Period from payroll deductions at a price of $4.7285 per Share. However, according to the plan, if the strike price is lower on the closing date, the number of Shares purchased is adjusted to take this decreased price into account. Pursuant to the terms of the Merger Agreement, however, these purchases will not occur and these rights to purchase stock under the Stock Purchase Plan will be handled as summarized in Item 3 above and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (d)  SUBJECT COMPANY NEGOTIATIONS.

    Prior to entering into the Merger Agreement, the Company had contacts and negotiations with other entities that had expressed interest in the Company. Prior to execution of the Merger Agreement, the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in a tender offer or other acquisition of the Company by the Company or any of its subsidiaries, or any other person or (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    There is no transaction, board resolution, agreement in principle or signed contract entered into in response to the Offer that relates to or would result in a tender offer or other acquisition of the Company by the Company or any of its subsidiaries, or any other person or (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    The Company intends to continue implementing its restructuring plan as provided for in the Merger Agreement.

ITEM 8. ADDITIONAL INFORMATION.

    (b)  OTHER MATERIAL INFORMATION.

    SECTION 14(F) INFORMATION STATEMENT. The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law ("DGCL"). Under Section 203, "business combinations" between a Delaware corporation whose stock is listed on a national securities exchange, authorized for quotation on the NASDAQ stock market or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the time that such a stockholder became an interested stockholder, unless, among other possible exemptions, the business combination or transaction in which the stockholder became an interested stockholder was approved by the board of directors of the corporation before such other party to the business combination became an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the sale or other disposition of assets of the corporation having a market value of 10% or more of the aggregate market value of the assets or stock of the corporation and transactions which increase an interested stockholder's proportionate ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns 15% or more of a Delaware corporation's outstanding voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option or who has the right to vote such stock pursuant to an agreement (but not if such right arises from certain revocable proxies).

    In accordance with the Merger Agreement and pursuant to Section 203, at its meeting on October 16, 2000, the Board of Directors of the Company unanimously approved the Offer and the Merger and determined to make the restrictions of
Section 203 inapplicable to the Offer and the Merger.

    SECTION 253 OF THE DELAWARE GENERAL CORPORATION LAW. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after the consummation of the Offer without a meeting of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a meeting of the Company's stockholders will be required under the DGCL to effect the Merger. If the Purchaser does not acquire at least 90% of the outstanding Shares the vote of a majority of the outstanding voting stock of the Company, which will include shares acquired by Purchaser, must be voted in favor of the adoption of the Merger Agreement for the Merger to be consummated.

    APPRAISAL RIGHTS UNDER SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW.

    Under Delaware law, holders of shares are entitled to appraisal rights in connection with the Merger. If stockholders object to the Merger, stockholders may elect to have their Shares appraised under the procedures of the DGCL and to be paid the fair value of the Shares. The fair value of the Shares will not include any value arising from the Merger but may include a fair rate of interest. It is possible that the fair value determined may be more or less than the Offer Price. In order to assert their rights, stockholders must follow the procedures set forth in Section 262 of the DGCL ("Section 262"). These rights are commonly referred to as "appraisal rights" or "dissenters' rights." This Schedule 14D-9 affords stockholders of the Company the notice required by Section 262(d)(1) of the DGCL. The following summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the Delaware law and is qualified in its entirety by the text of Section 262 of the DGCL, which is reproduced in Schedule IV to the Schedule TO and is incorporated by reference herein.

    This summary does not constitute a recommendation that stockholders exercise their appraisal rights or otherwise constitute any legal or other advice. If stockholders wish to exercise appraisal rights, the stockholders are urged to contact their legal counsel or advisors. Failure to follow strictly the procedures set forth in Section 262 will result in a loss of these appraisal rights. If a stockholder loses appraisal rights, the stockholder will be entitled to receive the cash consideration described in the Merger Agreement.

    Appraisal rights are available only to the record holder of Shares. References in Section 262 to "stockholders" are to record holders. References in the summary below to "stockholders" assume that stockholders are a record holder. If stockholders wish to exercise appraisal rights but have a beneficial interest in Shares which are held of record by or in the name of another person, such as a broker or nominee, stockholders should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect appraisal rights.

    To claim stockholders appraisal rights and receive fair value for the Shares, stockholders must do each of the following:

    - deliver to the Company a written demand for an appraisal of Shares;

    - continuously hold their Shares from the date stockholders make a written demand for an appraisal through the Effective Time of the Merger;

    - not vote in favor of the Merger; and

    - file within 120 days after the Effective Time, if the Company or another stockholder does not file within the time, a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares. None of the Company, the Surviving Corporation, Parent, Holdings or Purchaser is under obligation nor has an intent to file any petition.

    If stockholders sell or otherwise transfer or dispose of Shares before the Effective Time, stockholders will lose their appraisal rights with respect to those Shares. If neither any stockholder who has demanded appraisal rights nor the Company has filed a petition in the Delaware Court of Chancery within 120 days after the Effective Time, then all stockholders' appraisal rights will cease.

    In the event a stockholders' meeting is called, voting against the Merger or otherwise failing to vote for the Merger will not by itself constitute a demand for an appraisal or sufficient notice of a stockholder's election to exercise appraisal rights. Any demand for an appraisal must be in writing, signed and mailed or delivered to the Company. A written demand must reasonably inform the Company of the identity of the stockholder and of the stockholder's intent to demand appraisal of his, her or its Shares.

    A written demand for appraisal should be executed by or on behalf of the stockholder of record exactly as the stockholder's name appears on the stock certificates. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the written demand should be executed in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a written demand for appraisal on behalf of a stockholder of record; however, in the written demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners. A beneficial owner of Shares of the Company held in "street name" who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Shares held through brokerages firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institute is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such Shares should instruct such firm, bank or institution that the demand for appraisal may be made by the record holder of the Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by
Section 262, demand for appraisal must reasonably inform the Company of the identity of the holder of record and of such holder's intention to seek appraisal of such Shares. A record holder such as a broker who holds Shares as nominee for several beneficial owners may exercise appraisal rights for the Shares held for one or more beneficial owners and not exercise rights for the Shares held for other beneficial owners. In this case, the written demand should state the number of Shares for which appraisal rights are being demanded. When no number of Shares is stated, the demand will be presumed to cover all Shares held of record by the broker or nominee.

    The Company will send notice of the Effective Time to each stockholder who has properly demanded appraisal rights under Section 262 of the DGCL and who has not voted in favor of the Merger, if applicable. The Company will send this notice within 10 days after the Effective Time.

    If stockholders have complied with the requirements for claiming appraisal rights under Section 262, then within the 120 days following the Effective Time, stockholders may request in writing from the Company a statement as to the aggregate number of Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the number of holders of those Shares. Upon the Company's receipt of such request, which must be made in writing, the Company will mail a statement of that information to stockholders within 10 days.

    If a petition for an appraisal is filed timely and a copy is delivered to the Company, the Company will then be obligated within 20 days to provide the Register in Chancery with a duly verified list containing the names and addresses of all stockholders of the Company who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. The Delaware Court of Chancery will hold a hearing on the petition to determine the stockholders who have complied with
Section 262 and who have become entitled to appraisal rights. After determining the stockholders entitled to appraisal, the Delaware Court of Chancery shall appraise the Shares, determining their fair value. The determination of fair value will not include any element of value arising from the accomplishment or expectation of the Merger. The Court will also determine a fair rate of interest, if any, to be paid upon the amount determined to be the fair value of the Shares. The Court may determine that the fair value of the Shares is more than, the same as or less than the value of the cash stockholders would have received under the Merger Agreement. An investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any technique or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings.

    The Delaware Court of Chancery may require the holders of Shares who have demanded an appraisal of their Shares to submit their stock certificates to the Register in Chancery for notation of the appraisal proceeding; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceeding as to that stockholder.

    The costs of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a stockholder, the Court may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Shares entitled to appraisal.

    From and after the Effective Time, if stockholders have duly demanded an appraisal of their Shares, stockholders will not, be entitled to vote those Shares for any purpose, nor will they be entitled to the payment of dividends or other distributions on those Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

    Stockholders may withdraw their demand for appraisal of their Shares at any time within 60 days after the Effective Time and accept the terms offered pursuant to the Merger. Any attempt to withdraw appraisal demand more than 60 days after the Effective Time will require the written approval of the Company. Once a petition for appraisal is filed with the Delaware Court of Chancery, the appraisal proceeding may not be dismissed without court approval.

    If stockholders properly demand appraisal of their Shares, but fail to perfect their appraisal rights, otherwise lose appraisal rights or effectively withdraw their demand for an appraisal, the Shares will be cancelled and extinguished and be converted into the right to receive the cash consideration described in the Merger Agreement, without interest.

    UNITED STATES ANTITRUST COMPLIANCE. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

    Vestar Capital Partners, L.P. filed on October 18, 2000 and the Company filed on October 24, 2000, with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following such filing, unless such waiting period is extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. If either the FTC or the Antitrust Division were to request additional information or documentary material from Vestar Capital Partners, the waiting period would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Vestar Capital Partners with such request. Thereafter, the waiting period could be extended only by court order or by an agreement involving the Parent and the Company. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and in any event the purchase of and payment for Shares will be deferred until ten days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. See Section 2 ("Acceptance for Payment and Payment for Shares"). Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4 ("Withdrawal Rights").

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of the Parent, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

    Although Purchaser believes that the acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be.

    RIGHTS AGREEMENT. The Company has rendered the rights issued pursuant to the Amended and Restated Rights Agreement, as amended, dated as of May 16, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, inapplicable to the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby.

    OTHER FILINGS. The Company conducts operations in a number of foreign countries, and filings may have to be made with foreign governments under their competition laws. The filing requirements of various nations are being analyzed by the parties and, where necessary, such filings will be made.

    PENDING LITIGATION. On October 17, 18 and 20, 2000, purported class action lawsuits entitled KRIM V. SUNRISE MEDICAL INC., ET AL., ROGERS V. SUNRISE MEDICAL INC., ET AL. and HARBOR FINANCE PARTNERS V. SUNRISE MEDICAL INC., ET AL were filed in the Court of Chancery of the State of Delaware, California Superior Court and the Court of Chancery of the State of Delaware, respectively, by holders of Shares. All three complaints name as defendants the Company and the directors of the Company, and ROGERS also includes unknown defendants alleged to have contributed to the purported conduct of the Company and directors of the Company. Among other things, the plaintiffs in the three cases allege generally that:

    (1) the purchase price of the Shares is inadequate relative to the true value of the Company;

    (2) the terms of the transactions contemplated by the Merger Agreement are the product of a conflict of interest and self-dealing on the part of defendants; and

    (3) the defendants violated their fiduciary duties owed to the public stockholders of the Company by agreeing to the terms of the transactions contemplated by the Merger Agreement.

    The lawsuits seek unspecified damages and costs and to enjoin or rescind the transactions contemplated by the Merger Agreement, among other things. The Company, Purchaser, Holdings and Parent believe that these lawsuits are wholly without merit and intend to defend them vigorously.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

       EXHIBIT
---------------------
(a)(1)(A)               Offer to Purchase dated October 30, 2000 ("Offer to
                        Purchase") (incorporated herein by reference to Exhibit
                        (a)(1)(i) to Schedule TO filed by Purchaser with respect to the Company on October 30, 2000 ("Schedule TO")).

(a)(1)(B) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to Schedule TO).

(a)(1)(C)               Information Statement Pursuant to Section 14(f) of the
                        Securities Exchange Act of 1934 and Rule 14f-1 thereunder
                        (incorporated by reference herein and attached hereto as Annex A).

       EXHIBIT
---------------------
(a)(1)(D)               Letter to Stockholders of the Company dated October 30, 2000
                        (incorporated by reference herein and attached hereto as
                        Annex D).

(a)(1)(E) Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to Schedule TO).

(a)(1)(F)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9. (incorporated herein by reference to Exhibit (a)(1)(iv) to Schedule TO).

(a)(1)(G)               Form of letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated herein by
                        reference to Exhibit (a)(1)(v) to Schedule TO).

(a)(1)(H) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
                        (incorporated herein by reference to Exhibit (a)(1)(vi) to Schedule TO).

(a)(1)(I)               Summary newspaper advertisement, dated October 30, 2000,
                        published in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(vii) to Schedule TO).

(a)(1)(J) Direction form for the 401(K) Plan (incorporated herein by reference to Exhibit (a)(1)(viii) to Schedule TO)

(a)(5)(A) Text of Press Release dated October 16, 2000 (incorporated herein by reference to Exhibit (a)(5)(A) of the Company's
                        Schedule 14D-9 filed with the Securities and Exchange
                        Commission (the "Commission") on October 17, 2000 (the
                        "October 17 Schedule 14D-9").

(a)(5)(B)               Letter to Associates of the Company dated October 17, 2000
                        (incorporated herein by reference to Exhibit (a)(5)(B) of the October 17 Schedule 14D-9).

(a)(5)(C)               Letter to Option Holders of the Company, dated October 17,
                        2000 (incorporated herein by reference to Exhibit (a)(5)(C)
                        of the October 17 Schedule 14D-9).

(a)(5)(D) Letter to Performance Bonus Unit Holders of the Company, dated October 17 (incorporated herein by reference to Exhibit (a)(5)(D) of the October 17 Schedule 14D-9).

(a)(5)(E)               "Questions and Answers" Memorandum to Associates
                        (incorporated herein by reference to Exhibit (a)(5)(E) of the October 17 Schedule 14D-9).

(a)(5)(F)               Script for Michael Hammes videotaped address for employees, delivered October 17, 2000 (incorporated herein by reference to Exhibit (a)(5)(F) of the October 17 Schedule 14D-9).

(a)(5)(G)               Summary Advertisement as published in The Wall Street
                        Journal on October 30, 2000 (incorporated herein by reference to Exhibit (a)(5)(B) to Schedule TO).

(a)(5)(H)               Complaint of Frank Rogers against Sunrise Medical Inc., et.
                        al. filed in the Superior Court of the State of California,
                        County of San Diego, on October 17, 2000 (incorporated
                        herein by reference to Exhibit (a)(5)(vii) to schedule TO).

(a)(5)(I)               Complaint of Jerry Krim against Sunrise Medical Inc., et.
                        al. filed in the Court of Chancery of the State of Delaware on October 18, 2000 (incorporated herein by reference to
                        Exhibit (a)(5)(viii) to Schedule TO).

(a)(5)(J)               Complaint of Harbor Finance Partners against Sunrise Medical
                        Inc., et. al. filed in the Court of Chancery of the State of
                        Delaware on October 20, 2000 (incorporated herein by
                        reference to Exhibit (a)(5)(iv) to Schedule TO).

       EXHIBIT
---------------------
(b)(i)                  Commitment Letter, dated October 16, 2000, to V.S.M.
                        Acquisition Corp. from Bankers Trust Company re: Acquisition
                        Financing (incorporated herein by reference to
                        Exhibit (b)(i) to Schedule TO).

(b)(ii)                 Commitment Letter, dated October 16, 2000, to V.S.M.
                        Acquisition Corp. from Bankers Trust Company re:
                        Subordinated Debt Financing (incorporated herein by reference to Exhibit (b)(ii) to Schedule TO).

(e)(1)                  Agreement and Plan of Merger, dated as of October 16, 2000, by and among Parent, Holdings, Purchaser and the Company
                        (incorporated herein by reference to the Company's Current
                        Report on Form 8-K filed with the Commission on October 24 and included as Schedule V to the Offer to Purchase).

(e)(2)                  Confidentiality/Standstill Agreement among the Company,
                        Vestar Capital Partners IV, L.P. and Park Avenue Equity
                        Partners, L.P. dated May 4, 2000.

(e)(3)                  Opinion of Deutsche Bank Securities Inc., dated October 16,
                        2000 (incorporated by reference herein and attached hereto as Annex B).

(e)(4)                  Opinion of Batchelder & Partners, Inc., dated October 16,
                        2000 (incorporated by reference herein and attached hereto as Annex C).

(e)(5)                  Presentation of Deutsche Bank Securities Inc. to the Special
                        Committee on October 16, 2000 (incorporated herein by
                        reference to Exhibit (c)(iv) to Schedule TO).

(e)(6)                  Presentation of Batchelder & Partners, Inc. to the Special
                        Committee on October 16, 2000 (incorporated herein by reference to Exhibit (c)(iii) to Schedule TO).

(e)(7) Form of Change in Control Agreements dated June 27, 1997 between Sunrise Medical Inc. and certain employees.

(e)(8)                  Supplemental Executive Retirement Plan.

(e)(9)                  Third Amended and Restated 1993 Stock Option Plan.

(e)(10)                 Associate Stock Purchase Plan 2000.

(e)(11)                 2000 Stock Option Plan.

(e)(12)                 Form of Indemnification Agreement.

(e)(13)                 Form of Letter Agreement, dated October 14, 2000, between
                        V.S.M. Investors, LLC and each of Ben Anderson-Ray, Geoffrey
                        Cooper, Jim Fetter, Michael N. Hammes, Raymond Huggenberger,
                        Steven Jaye, Robert J. Logemann, John Radak, Peter Riley,
                        Sam Sinasohn and Carey Winkel, respectively, and the forms of Equity Term Sheet, Employment Agreements, Management Unit
                        Subscription Agreement, Securityholders Agreement and
                        Management Agreement attached as exhibits thereto
                        (incorporated herein by reference to Exhibit (d)(13) to
                        Schedule TO).

(e)(14)                 Equity Commitment Letter, dated October 16, 2000, from
                        Vestar Capital Partners IV, L.P. to V.S.M. Acquisition Corp
                        (incorporated herein by reference to Exhibit (d)(14) to
                        Schedule TO).

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SUNRISE MEDICAL INC.

                                          By: /s/ MURRAY H. HUTCHISON
                                          --------------------------------------
                                            Murray H. Hutchison
                                            Chairman

Dated: October 30, 2000

                                                                         ANNEX A

                              SUNRISE MEDICAL INC.
                          2382 FARADAY ROAD, SUITE 200
                           CARLSBAD, CALIFORNIA 92008

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about October 30, 2000, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, after the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding Shares on a fully diluted basis, to cause Purchaser's designees to be elected to at least a majority of the seats on the Board as set forth below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

    Pursuant to the Merger Agreement, on October 16, 2000, Parent, Holdings and Purchaser commenced the Offer. The Offer is initially scheduled to expire on November 28, 2000.

    The information contained in this Information Statement (including information listed in Schedule I attached hereto) concerning Purchaser, Holdings, Parent and the Purchaser designees has been furnished to the Company by Purchaser, Holdings, and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

    The common stock of the Company, par value $1.00 per share (the "Shares"), is the only class of voting securities of the Company outstanding. Each Share has one vote. As of October 16, 2000, there were 22,359,218 Shares outstanding.

                               BOARD OF DIRECTORS

GENERAL

    The Board is currently composed of six members. Pursuant to the Company's Bylaws (the "Bylaws"), directors are elected annually. All directors of the Company hold office until the election and qualification of their successors.

DESIGNEES

    The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Offer for, not less than a majority of the total issued and outstanding Shares of the Company on a fully diluted basis (assuming the exercise of all outstanding options (other than options held by the Management Group) and any other rights to acquire Shares of the Company on the date of purchase) pursuant to the Offer, Purchaser shall be entitled to designate ("Purchaser Designees") such number of members of the Board, rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage

                                 Annex A-Page 1
that such number of Shares owned in the aggregate by Purchaser or the Parent, upon such acceptance for payment, bears to the number of Shares then outstanding; provided, however, that until the effective time of the Merger the parties hereto shall use their respective reasonable best efforts to ensure that there shall be at least two Continuing Directors (as defined in the Merger Agreement) such Continuing Directors initially to be selected by a majority of the Continuing Directors as of the date of the Merger Agreement.

    The Company shall, if requested by Purchaser, also take all action necessary to cause Purchaser's Designees to constitute at least the same percentage (rounded up to the next whole number) as such designees represent on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such subsidiary board of directors.

    The Company's obligation to cause the Purchaser Designees to be elected or appointed to the Board and committees thereof shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement to cause the Purchaser Designees to be elected to the Board, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1. Parent, Holdings and Purchaser have supplied to the Company any information with respect to any of them and Purchaser's Designees, and the officers, directors and affiliates of the Parent, Holdings and Merger Sub required by such
Section 14(f) and Rule 14f-1 and applicable rules and regulations.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    DIRECTORS

    Set forth below, for each current director of the Company, is information regarding his age as of October 26, 2000, position(s) with the Company, the period they have served as a director, any family relationship with any other director or executive officer of the Company, and the directorships currently held by them in corporations whose shares are publicly registered.

                                                                                           DIRECTOR
NAME                                      AGE                     POSITION                  SINCE
----                                    --------   --------------------------------------  --------
Lee A. Ault III.......................     64      Director                                  1988

Michael N. Hammes.....................     58      Director, President and Chief             1998
                                                   Executive Officer

Murray H. Hutchison...................     61      Chairman of the Board of Directors        1983

William L. Pierpoint..................     62      Director                                  1985

Joseph Stemler........................     69      Director                                  1989

John R. Woodhull......................     66      Director                                  1986

    Except as set forth below, each of the directors has been engaged in the principal occupation set forth next to his or her name above during the past five years. There is no family relationship between any director or executive officer of the Company.

    Mr. Ault has served as Chairman of the Board of IN-Q-Tel, Inc., an information technology company since August 1999. He was Chief Executive Officer from 1968 through January 1992 of Telecredit, Inc., a payment services company. In 1990 Telecredit, Inc. merged with Equifax, Inc., a New York Stock Exchange ("NYSE") listed information services company. He serves on the board of

                                 Annex A-Page 2
directors of Equifax, Inc., Office Depot, Inc. (a NYSE listed office supplies retailer), American Variable Insurance Series, and Pacific Crest Outward Bound School.

    Mr. Hammes has served as the President and Chief Executive Officer of the Company since January 2000. From 1998 to January 2000, Mr. Hammes served as the Chairman of the Board and Chief Executive Officer of Guide Corporation, a privately held company which purchased the automotive lighting business of General Motors. From October 1993 to February 1997, Mr. Hammes was Chairman of the Board and Chief Executive Officer of The Coleman Company, Inc., a global manufacturer and distributor of camping and outdoor recreational products and hardware/home products. From 1990 to 1993, he was Vice Chairman of the Black & Decker Corporation and President of its Power Tool and Home Products Group. From 1986 to 1990, Mr. Hammes was President of International Operations for Chrysler Corporation and a Vice President of that company. Mr. Hammes also served in a number of positions for Ford Motor Company, with which he was affiliated for over 20 years, including President of Mexican Operations and President of European Truck Operations. Mr. Hammes is also a board member of Navistar Corporation, Johns Manville Corporation and the Board of Visitors of Georgetown University's School of Business.

    Mr. Hutchison has served as Chairman of the Board of the Company since January 2000. He served as Interim Chairman of the Board of Directors from October 1999 to January 2000 and Interim Chief Executive Officer and President from October 1999 to January 2000, following Richard H. Chandler's resignation from those positions. From 1976 through 1996, Mr. Hutchison was Chairman of the Board and from 1976 through 1994 also served as Chief Executive Officer of International Technology Corporation, a NYSE listed environmental management company. Mr. Hutchison serves on the board of directors of Epic Solutions, Olson Company, Senior Resource Group, and Huntington Hotel Corporation, all privately held companies, and Cadiz, Inc. and Jack in the Box Inc., both publicly traded companies.

    Mr. Pierpoint was President and Chief Executive Officer of Summit
Health Ltd., a publicly traded, integrated health care company from 1977 to 1988. Mr. Pierpoint is a certified public accountant and since 1988 has been a private investor. In 1995 he became Vice Chairman of Strategic Partners Inc. (d/ b/a Cherokee Uniforms), a privately held company.

    Mr. Stemler served as Chief Executive Officer and Chairman of the Board of Directors of the Maret Corporation, a privately held company from 1997 to 1999. He is a Director of the Scholle Corporation, a privately held company and served as its CEO and Chairman in 1996. From 1989 through 1996, Mr. Stemler served as Chairman of the Board of La Jolla Pharmaceutical Company, a publicly held biotechnology company and as its President and CEO from 1989 through 1995.
Mr. Stemler became President and Chief Executive Officer of Quidel Corporation in 1985, Chairman and Chief Executive Officer in 1988, Chairman in 1990 and Vice Chairman in 1991. Mr. Stemler was President and Chief Executive Officer of Bentley Laboratories, Inc. from 1978 to 1985.

    Mr. Woodhull was Chairman, President and CEO, from 1969 through 1998, of Logicon, Inc., then a NYSE listed company, which provided electronic systems and high-technology services to industry and government. Mr. Woodhull is currently a private investor. He also serves on the board of directors of FirstFed Financial Corp., a NYSE listed company, First Federal Bank of California, a subsidiary of FirstFed Financial Corp., the Chief Executives Organization, and the YMCA of Metropolitan Los Angeles.

                                 Annex A-Page 3

    EXECUTIVE OFFICERS

    The executive officers of the Company, their ages as of October 27, 2000, and their positions are as follows:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Michael N. Hammes.........................     58      President and Chief Executive Officer
                                                       (elected January 17, 2000)

Ben Anderson-Ray..........................     45      Corporate Senior Vice President and
                                                       President, Global Business Group

Raymond Huggenberger......................     40      President European Operations and
                                                       Corporate Senior Vice President

Steven A. Jaye............................     44      Senior Vice President, Chief
                                                       Administrative Officer, General Counsel
                                                       and Secretary

Thomas H. O'Donnell.......................     57      Corporate Senior Vice President and
                                                       President North America

John M. Radak.............................     40      Vice President and Controller; Vice
                                                       President of Finance, Global Business
                                                       Group

Ted N. Tarbet.............................     47      Senior Vice President and Chief Financial
                                                       Officer

Richard H. Chandler.......................     57      Former Chairman of the Board, Chief
                                                       Executive Officer and President (resigned
                                                       effective October 4, 1999)

    The principal occupations of each executive officer and key employee of the Company for at least the last five years are as follows:

    MICHAEL N. HAMMES. On January 17, 2000, Michael H. Hammes was elected president and chief executive officer of Sunrise Medical Inc. Mr. Hammes joined Sunrise from Guide Corporation, a privately held company that is the largest producer of automotive lighting in North America and was formerly the automotive lighting division of General Motors, where he served as chairman of the board and chief executive officer from 1997 to 1999. Mr. Hammes' prior executive positions include chairman and CEO of The Coleman Company, a global manufacturer of outdoor recreational equipment, from 1993 to 1997; corporate vice chairman and president of Worldwide Consumer Product Operations of the Black & Decker Corporation from 1990 to 1993 and president of International Operations for Chrysler Corporation from 1986 to 1990. Mr. Hammes has been a member of the Sunrise Medical board since 1998, where he served as the Audit Committee chairman.

    BEN ANDERSON-RAY. Mr. Anderson-Ray was elected senior vice president of Sunrise and President of the Global Business Group in March 2000. From 1998 to this election he served as group president of the Continuing Care Group, which manufactures JOERNS and CORONA beds and furniture and PARKER BATH bathing equipment for nursing homes and other healthcare institutions. The Parker unit has since been sold by the Company. From November 1996 to 1998, Mr. Anderson-Ray was president of the Mobility Products Division of Sunrise Medical HHG, Inc. From 1994 to 1996 he served as vice president of marketing and business development for the Rubbermaid Home Products Division. Prior to this, he was general manager of cooking, cleaning and beverage products for Black & Decker Corporation. From 1984 to 1993 Mr. Anderson-Ray held positions at General Electric including manager of Asia-Pacific marketing and sales, manager of international automotive products and product manager of lighting products.

                                 Annex A-Page 4

    RAYMOND HUGGENBERGER. Mr. Huggenberger was elected president of European Operations and senior vice president of Sunrise in March 2000. From 1998 to this election, Mr. Huggenberger was President of Sunrise Germany. From 1996 to 1998, Mr. Huggenberger was managing director of Triumph Adler's healthcare group, which included two home medical equipment divisions well known in Europe. From 1994 to 1996, Mr. Huggenberger was Sunrise Germany's vice president of marketing. From 1989 to 1994 he was International Sales director for Heidolph Electro GmbH.

    STEVEN A. JAYE. Mr. Jaye was elected chief administrative officer in March 2000 and has served as senior vice president, general counsel and secretary since August 1996, after joining Sunrise as vice president and general counsel in August 1995. From 1991 through 1995, Mr. Jaye served as the vice president--legal affairs for Magma Power Company, a publicly traded international power producer. From 1984 through 1991, he served as a business attorney with the law firm of Latham & Watkins. Prior to receiving his legal degree, Mr. Jaye served as a design, production and quality assurance engineer for a subsidiary of Hughes Aircraft company. In addition to his legal duties, Mr. Jaye is responsible for the worldwide human resources, risk management and real estate operations for Sunrise.

    THOMAS H. O'DONNELL. Mr. O'Donnell was elected president, North America and senior vice president of Sunrise in August 2000. He was formerly the president of the Home Healthcare Group from July 1997 until March 2000. Mr. O'Donnell resigned from employment with the Company in March 2000 and was subsequently rehired after the June 30, 2000 fiscal year end. He served as executive vice president--operations of Sunrise from January 1987 until August 1988, when he was elected president of Quickie Designs Inc. (then a Sunrise subsidiary). In January 1996 he was named senior vice president, North America. Prior to joining Sunrise in 1986, Mr. O'Donnell was president and chief operating officer of General Computer Company, a manufacturer and distributor of personal computer peripherals. From 1984 to 1985, he was chief executive officer of Connecting Point of America, Inc., a chain of computer retail stores. From 1967 to 1984, he was with IBM Corporation in a variety of management positions, most recently as vice president--product management for the Entry Systems Division.

    JOHN M. RADAK. Mr. Radak was elected vice president of finance for the Global Business Group in March 2000 and has served as vice president and controller since January 1995. From 1992 to 1995, Mr. Radak was vice president, finance for the respiratory care subsidiary of Bird Medical Technologies Inc., a medical device manufacturer. Prior to joining Bird, he held various financial management positions with Calcomp Inc., a Lockheed/Martin subsidiary that manufactures printers and plotters for computer graphics applications.
Mr. Radak is a certified public accountant.

    TED N. TARBET. Mr. Tarbet was elected senior vice president and chief financial officer in August 1993. Mr. Tarbet joined the Company in 1986 as corporate controller. In 1988 he was made a vice president and in 1989 he was elected to the position of vice president, chief financial officer and secretary. From 1981 to 1986, Mr. Tarbet served as controller and then as vice president and chief financial officer of Anadex Inc., a manufacturer of personal computer products. Mr. Tarbet is a certified public accountant.

    RICHARD H. CHANDLER. Mr. Chandler, who founded the Company in 1983 and served as its chief executive officer since that time, resigned from his positions as chairman of the board of directors, president and chief executive officer, as well as his seat on the board, effective October 4, 1999.
Mr. Chandler has a continuing relationship with the Company whereby he serves as a consultant under an agreement providing for three years of services and a covenant not to compete with or solicit employees from the company. In addition, Mr. Chandler has been employed by Freedom Scientific, Inc. as President, Chief Executive Officer and Chairman since October 1999. From 1982 to 1983, he was president of Richard H. Chandler Company, a management-consulting firm, during which period he planned the formation of Sunrise. From 1979 to 1982, he was president and chief executive officer of

                                 Annex A-Page 5

Abbey Medical, Inc., the nation's largest chain of home medical equipment stores at the time. Mr. Chandler participated in the leveraged buy-out of Abbey Medical from Sara Lee Corporation in June 1979 and arranged for Abbey's sale to American Hospital Supply Corporation in April 1981. From 1974 to 1979, he held senior management positions with Sara Lee Corporation, ending as a group vice president and including two years when he was president of the Abbey Medical/Abbey Rents division.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

    The Board of Directors met eleven times during the fiscal year ended
June 30, 2000. The Audit Committee met three times, and the Compensation Committee met sixteen times in fiscal 2000 and acted once by written consent. The Nominating Committee acted once by unanimous written consent. The Executive Committee did not meet in fiscal 2000. The Special Committee that was established by the Board on August 25, 2000 met ten times since that time. All Directors attended at least three-fourths of the aggregate of the total number of Board meetings and Committee meetings on which such Directors served.

COMMITTEES

    AUDIT COMMITTEE. The Audit Committee of the Board of Directors is comprised solely of outside Directors. The Audit Committee meets periodically with the company's independent auditors, the internal audit department and financial management of the company to ensure that each is carrying out its responsibilities in compliance with the Audit Committee Charter previously approved by the Board of Directors. Both the independent auditors and the internal audit department have free and direct access to the Audit Committee. The company's independent auditors are recommended by the Audit Committee and selected by the Board of Directors. Members of the Audit Committee are Messrs. Ault, Pierpoint and Stemler, with Mr. Pierpoint serving as Chair.

    COMPENSATION COMMITTEE. The Compensation Committee meets with management and makes recommendations to the Board concerning (i) Executive Officer and key Associate compensation, (ii) payments to be made under the Management Incentive Bonus Plan, and (iii) company contributions to be made under the 401(k) Profit Sharing/Savings Plan. The Compensation Committee also administers the stock option plans of the company. In addition, this Committee functions as a Nominating Committee regarding nominations for the Board of Directors. Members of the Compensation Committee are Messrs. Ault, Hutchison and Woodhull, with Mr. Ault serving as Chair.

    EXECUTIVE COMMITTEE.  The Executive Committee, consisting of
Messrs. Hutchison, Ault and Hammes, meets on an as-needed basis with the authority to make Board-level decisions between regularly scheduled Board meetings. Mr. Hutchison is Chair of this Committee.

    SPECIAL COMMITTEE. The Special Committee, consisting of Messrs. Hutchison, Ault, Pierpoint, Stemler and Woodhull, was established on August 25, 2000 as an independent committee to consider strategic alternatives available to the Company. The Chairman of the Special Committee is Mr. Hutchison. The Board of Directors determined that each member of the Special Commitee would receive, irrespective of whether any proposed transaction was entered into or completed, $25,000 and per meeting compensation of $1,200 per meeting for attendance in person and $500 per meeting for telephonic attendance.

                             EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended June 30, 2000, July 2, 1999 and July 3, 1998 of those persons who were either:

    - Chief Executive Officer at any time during the last completed fiscal year; or

                                 Annex A-Page 6

    - one of the Company's four other most highly compensated executive officers as of the end of the last completed fiscal year whose annual salary and bonuses exceeded $100,000; or

    - up to two other executive officers who would have qualified under the preceding clause but for the fact that the person was not serving as an executive officer at June 30, 2000 (collectively, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM COMPENSATION
                                                    ANNUAL COMPENSATION    ------------------------------
                                          FISCAL    --------------------   STOCK OPTION      ALL OTHER
NAME AND PRINCIPAL POSITION                YEAR      SALARY     BONUS(1)      GRANTS      COMPENSATION(7)
---------------------------              --------   ---------   --------   ------------   ---------------
Michael N. Hammes(2) ..................    2000     $ 230,577   $137,500     1,000,000        $129,993(8)
  PRESIDENT AND CHIEF EXECUTIVE OFFICER

Murray H. Hutchison(3) ................    2000       202,500          0        30,000               0
  FORMER, PRESIDENT & CHIEF EXECUTIVE
  OFFICER

Richard H. Chandler(4) ................    2000       212,337          0        25,000           4,483
  FORMER, PRESIDENT & CHIEF EXECUTIVE      1999       506,634          0        75,000          43,542
  OFFICER                                  1998       492,500          0        60,000          46,967

Thomas H. O'Donnell(5) ................    2000       381,540    150,000        10,000           2,948
  SENIOR VICE PRESIDENT, OPERATIONS;       1999       318,076          0        30,000          26,554
  GROUP PRESIDENT, HOME HEALTHCARE         1998       310,000          0        25,000          28,230

Ben Anderson-Ray ......................    2000     312,210(9)    27,930       285,000          93,882
  SENIOR VICE PRESIDENT, OPERATIONS;       1999       311,565          0        40,000         137,677
  GROUP PRESIDENT, CONTINUING CARE         1998       280,000          0         7,000          13,964

Raymond Huggenberger(6) ...............    2000       187,841    168,259       280,000           7,681
  PRESIDENT EUROPEAN OPERATIONS;           1999       166,647     57,099        15,000           8,088
  CORPORATE SENIOR VICE PRESIDENT          1998        51,286          0        10,000           8,242

Ted N. Tarbet .........................    2000       283,273     80,325       265,000          21,063
  SENIOR VICE PRESIDENT AND CHIEF          1999       246,730          0        30,000          18,477
  FINANCIAL OFFICER                        1998       233,000          0        25,000          19,587

Steven A. Jaye ........................    2000       267,887     80,325       265,000          19,517
  SENIOR VICE PRESIDENT, CHIEF             1999       226,153          0        30,000          16,629
  ADMINISTRATIVE OFFICER; GENERAL          1998       228,289          0        22,000          16,582
  COUNSEL

------------------------

(1) The amounts reflect the bonuses earned under the Management Incentive Bonus Plan ("MIB") in the designated fiscal years, but paid in the following fiscal year, except for Mr. Hammes, whose bonus provisions were contractual.

(2) Mr. Hammes became President and Chief Executive Officer of the Company and its subsidiaries on January 17, 2000. Compensation presented does not include directors' fees paid and stock options granted to Mr. Hammes in his capacity as a Non-employee Director of the Company prior to his employment by the Company.

(3) Mr. Hutchison served as interim Chief Executive Officer and President from October 1999 to January 2000. Compensation presented reflects consulting fees paid and stock options granted to Mr. Hutchison for his services as Interim Chief Executive Officer and President. Compensation presented does not include directors' fees paid and stock options granted to Mr. Hutchison in his capacity as a Non-employee Director of the Company.

                                 Annex A-Page 7

(4) Mr. Chandler resigned as an officer and director of the Company and its subsidiaries on October 4, 1999. See "Certain Relationships and Related Transactions".

(5) Mr. O'Donnell resigned from employment effective March 31, 2000. He was subsequently rehired after the June 30, 2000 fiscal year end.

(6) Mr. Huggenberger commenced employment on March 1, 1998.

(7) Includes amounts shown below allocated by the Company for the accounts of the Named Officers in fiscal 2000. The Company has no defined benefit or other actuarial plan covering the Named Officers.

                                                                       SUPPLEMENTAL
                                                                        EXECUTIVE       LIFE
                                           FISCAL    PROFIT SHARING/    RETIREMENT    INSURANCE   RELOCATION
NAME                                        YEAR      SAVINGS PLAN         PLAN       PREMIUMS     EXPENSES
----                                      --------   ---------------   ------------   ---------   ----------
Michael N. Hammes.......................    2000         $    0           $    0        $   0      $109,795

Murray H. Hutchison.....................    2000              0                0            0             0

Richard H. Chandler.....................    2000            400                0        4,083             0
                                            1999         10,464           28,126        4,952             0
                                            1998         10,584           31,814        4,569             0

Thomas H. O'Donnell.....................    2000            400                0        2,548             0
                                            1999         10,464           12,901        3,189             0
                                            1998         10,584           14,693        2,953       144,581

Ben Anderson-Ray........................    2000         10,296           12,177          977        70,432
                                            1999         10,584           12,209        1,055       113,949
                                            1998         10,584            2,417          963             0

Raymond Huggenberger....................    2000          7,681                0            0             0
                                            1999          8,088                0            0             0
                                            1998          8,242                0            0             0

Steven A. Jaye..........................    2000         10,296            8,675          547             0
                                            1999         10,584            5,348          697             0
                                            1998         10,464            5,512          606             0

Ted N. Tarbet...........................    2000         10,296            9,929          839             0
                                            1999         10,464            7,018          995             0
                                            1998         10,584            8,128          875             0

(8) Also includes $20,198 reimbursement for legal expenses incurred in connection with the negotiation of his compensation package. Does not include $21,867 earned by Mr. Hammes in fiscal year 2000 in directors' fees as a Non-employee Director prior to his appointment as Chief Executive Officer and President in January 2000.

(9) This amount includes a tax reimbursement in fiscal year 2000 of $20,000.

OPTIONS GRANTED IN LAST FISCAL YEAR

    The following table sets forth information concerning options granted under the Company's option plans to the Named Officers during the 2000 fiscal year.

                                 Annex A-Page 8

OPTION/SAR GRANTS IN 2000 FISCAL YEAR

                              INDIVIDUAL GRANTS                                 POTENTIAL REALIZABLE VALUE AT
-----------------------------------------------------------------------------    ASSUMED ANNUAL RATE OF STOCK
                                    PERCENT OF TOTAL   EXERCISE                 PRICE APPRECIATION FOR OPTION
                         OPTIONS    OPTIONS GRANTED     OR BASE                            TERM(2)
                         GRANTED    TO EMPLOYEES IN    PRICE PER   EXPIRATION   ------------------------------
NAME                     (#)(1)       FISCAL YEAR        SHARE        DATE           5%               10%
----                    ---------   ----------------   ---------   ----------   ------------      ------------
Michael N. Hammes.....  1,000,000         26.67%        $ 5.563      1/24/10    $ 3,395,920       $ 8,702,583
Murray H. Hutchison...     10,000             *           5.438     10/26/09         31,137            81,791
                           20,000             *           4.188       3/2/10         57,367           140,962
Richard H. Chandler...     25,000             *           6.313      8/24/09         99,255           251,532
Thomas H.
O'Donnell(3)..........     10,000             *           6.313      8/24/09(3)           0(3)              0(3)
Ben Anderson-Ray......    275,000          7.33           4.188       3/1/10        724,298         1,835,514
                           10,000             *           6.313      8/24/09         39,702           100,613
Raymond Huggenberger..    275,000          7.33           4.188       3/1/10        724,298         1,835,514
                            5,000             *           6.313      8/24/09         19,851            50,306
Ted N. Tarbet.........    245,000          6.53           4.188       3/1/10        645,284         1,635,275
                           20,000             *           6.313      8/24/09         79,404           201,226
Steven A. Jaye........    245,000          6.53           4.188       3/1/10        645,284         1,635,275
                           20,000             *           6.313      8/24/09         79,404           201,226
==============================================================================================================

------------------------

*   Represents less than 1%

(1) Options grants specified above with expiration dates in 2009 were made under the Company's 3rd Amended and Restated 1993 Stock Option Plan, and vest 25% per year and automatically accelerate (except for the option grant to Mr. O'Donnell) upon a change in control of the Company. Option grants specified above with expiration dates in 2010 were made under the Company's Year 2000 Non-Qualified Stock Option Plan, and as to Mr. Hammes' options, under the Michael N. Hammes Stock Option Agreement (collectively, the "Year 2000 Options"). The Year 2000 Options vest in three equal tranches
    (i) equal time vesting over four years ( 1/12 of total grant each year);
    (ii) performance vesting based on attainment of earnings per share targets (subject to seven year cliff vesting) and (iii) performance vesting based on attainment of stock price targets (subject to seven year cliff vesting). The options specified under clauses (i) and (ii) automatically accelerate upon a change of control and the options specified under clause (iii) accelerate upon a change of control only if and to the extent the change in control stock price exceeds the stock price targets.

(2) Potential realizable value is calculated as the aggregate difference between the market price of the Common Stock and the option exercise price assuming that the stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These amounts are calculated based on the requirements promulgated by the SEC and are not an estimate of future stock price growth.

(3) All of these options held by Mr. O'Donnell were cancelled in connection with Mr. O'Donnell's termination of employment on March 31, 2000. Mr. O'Donnell was subsequently rehired in Fiscal Year 2001. The original expiration date was 8/24/09, although these options are no longer exercisable. As a consequence of the cancellation, these options have no Potential Realizable Value, as defined.

                                 Annex A-Page 9

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
  VALUES

    The following table sets forth information with respect to the Named Officers concerning the exercise of options during fiscal year 2000 and unexercised options held as of the end of fiscal year 2000.

AGGREGATED OPTION/SAR EXERCISES IN FISCAL 2000 AND JUNE 30, 2000 OPTION/SAR
  VALUES

                                                                                               VALUE OF UNEXERCISED
                                                                 NUMBER OF UNEXERCISED             IN-THE-MONEY
                                                               OPTIONS/SARS AT JUNE 30,      OPTIONS/SARS AT JUNE 30,
                                    SHARES                              2000(1)                       2000(3)
                                  ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                               EXERCISE     REALIZED(2)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              -----------   -----------   -----------   -------------   -----------   -------------
Michael N. Hammes...............         0        $     0          4,000       1,000,000      $    0        $      0
Murray H. Hutchison.............         0              0         29,000          20,000       6,870           6,870
Richard H. Chandler.............         0              0        150,000         117,500           0               0
Thomas H. O'Donnell(4)..........     6,000         11,238              0               0           0               0
Ben Anderson-Ray................         0              0         24,000         322,000           0         188,925
Raymond Huggenberger............         0              0          8,750         296,250           0         188,925
Ted N. Tarbet...................     9,000         19,665         70,500         302,500           0         168,315
Steven A. Jaye..................         0              0         32,000         301,000           0         168,315

------------------------

(1) Includes 4,000 exercisable options (with a value of $0) held by Mr. Hammes that were granted to him in the capacity as a Non-employee Director.

(2) Based on the market value of the underlying shares on the exercise date minus the option exercise price per share.

(3) Calculated on the basis of the fair market value of the underlying shares as of June 30, 2000 ($4.875 per share) minus the exercise price.

(4) All options held by Mr. O'Donnell were cancelled in connection with Mr. O'Donnell's termination of employment on March 31, 2000. Mr. O'Donnell was subsequently rehired in Fiscal Year 2001.

LONG-TERM INCENTIVE PLAN

    The Named Officers received no long-term incentive awards in fiscal years 1999 and 2000 that could be paid in fiscal years 2001 or 2002.

EMPLOYMENT AGREEMENTS

    Each of Messrs. Hammes, Anderson-Ray, Huggenberger, Jaye and Tarbet are also parties to offer letters which set forth the basic terms of the employment of such person. In pertinent part, the offer letter of Mr. Hammes provides that
(i) his salary will be $550,000 per year, (ii) his fiscal year 2000 bonus for meeting specified goals was set at 50% of annual salary, prorated to account for the number of months worked in the fiscal year, (iii) the Company will reimburse moving expenses, plus pay a tax gross-up thereon, (iv) the Company will reimburse reasonable legal fees incurred in negotiating the employment package and (v) the Company will indemnify Mr. Hammes up to $500,000 to the extent he is not paid any salary, bonus, deferred compensation or other benefits owed to him by his former employer, subject to certain conditions. The Company will enter into an employment agreement with each of Messrs. Hammes, Anderson-Ray, Huggenberger, Jaye and Radak, which employment agreements shall become effective as of the first date on which Shares are purchased pursuant to the Offer and will provide for the termination of all previous agreements and arrangements between these executive officers and the Company covering the same subject matter, as described under the caption "Certain Effects of the Transaction--Employment Agreements" in the Offer to Purchase and which are

                                Annex A-Page 10
qualified in their entirety by reference to the forms of Employment Agreement copies of which are filed as Exhibit (d)(iii) of the Schedule TO).

CHANGE IN CONTROL AGREEMENTS

    The Company's executive officers other than Mr. O'Donnell are each a party to a Change in Control Agreement (each a "CIC Agreement"). The Company has four forms of CIC Agreements, Each CIC Agreement contains a double trigger. First a Change in Control (as defined in the CIC Agreement) must have occurred and second, the executive officer, following such a Change in Control, must have been terminated by the Company other than for Cause (as defined in the CIC Agreements) or resigned for Good Reason (as defined in the CIC Agreements). The CIC Agreements of Messrs. Hammes, Jaye, Tarbet, Anderson-Ray and Huggenberger include a provision that allows the employee to terminate his employment for any or no reason during the 30-day period commencing on the first anniversary of the date of the Change in Control (which termination is deemed a termination for good cause) and receive the full benefits under the CIC Agreement.

    The payments due pursuant to a CIC Agreement are equal to a multiplier of the sum of (i) the greater of the executive officer's annual salary in effect as of the date of termination or immediately prior to the Change in Control, plus
(ii) the greater of the amount of the executive officer's target bonus under the Management Incentive Bonus Plan in effect for the fiscal year during which the date of termination occurs or during the fiscal year during which the Change in Control occurs (referred to herein as the "Maximum Annual Compensation"). The following executive officers of the Company have a CIC Agreement: Mr. Hammes has a Type A1 CIC Agreement which provides for 3.0x the Maximum Annual Compensation; Messrs. Anderson-Ray, Huggenberger, Jaye and Tarbet have a Type A CIC Agreement which provides for a severance payment of 2x the Maximum Annual Compensation; and Mr. Radak has a Type C CIC Agreement which provides that if the date of termination occurs at any time during the first year following the Change in Control, severance equals the Maximum Annual Compensation, plus an amount determined by multiplying the Maximum Annual Compensation by a fraction, the numerator of which is the number of days left in the year following the termination and the denominator of which is 365 and if the termination occurs at any time during the second year following the Change in Control, severance equals the Maximum Annual Compensation. The executive officers shall also receive the amount the Company would have contributed to his 401(k) Plan account and health insurance benefits throughout the payout period. Each of Messrs. Hammes, Anderson-Ray, Huggenberger, Jaye and Radak will enter into the employment agreements referenced above that shall provide for the termination of, among other things, the CIC Agreements for these executives, as set forth under the caption "Interests of Certain Persons in the Transaction--Employment Agreements" and as qualified in their entirety by reference to the forms of Employment Agreement copies of which are filed as Exhibit (d)(iii) to the Schedule TO.

SEVERANCE AGREEMENTS

    The Company has various severance agreements with each of its executive officers. Under the agreements of Messrs. Hammes, Jaye, Tarbet, Anderson-Ray, Huggenberger and Radak, in the event of (i) termination of employment by the Company for reasons other than Cause (as defined in the CIC Agreement), or
(ii) resignation by the employee for Good Reason (as defined in the CIC Agreement, plus relocation) the Company is to pay the executive:

    - three years' base salary for Mr. Hammes, two years' base salary for Messrs. Jaye, Tarbet, Anderson-Ray and Huggenberger, and 18 month's base salary for Mr. Radak, at the then current annual rate (or prior rate if higher); plus

    - two times for Messrs. Jaye and Tarbet, and 18 months for Mr. Radak, of the full amount of his target bonus, and the pro-rated amount of his target bonus for Messrs. Hammes, Anderson-Ray

                                Annex A-Page 11
      and Huggenberger, under the MIB in effect for the fiscal year in which the termination or resignation occurs; plus

    - continuation for three years for Mr. Hammes, two years for Messrs. Jaye, Tarbet, Anderson-Ray and Huggenberger, and 18 months for Mr. Radak, of all perquisites including health, life and disability insurance, benefit and pension plan (401(k)) contributions and the like to which the employee would have been entitled to but for employment ceasing; plus

    - outplacement services or (at the employee's option) cash payment in lieu thereof equal to 25% of annual compensation (salary for all, plus target bonus for Messrs. Jaye, Tarbet and Radak); plus

    - for Messrs. Jaye, Tarbet and Radak all stock options immediately vest in full and the employee has an extended time period in which to exercise such options (two years for Messrs. Jaye and Tarbet, one year for Mr. Radak).

    In addition, Messrs. Anderson-Ray and Huggenberger have agreed to not compete with the Company for a period of two years following a termination of employment that qualifies for severance payments.

    The Company also has an agreement with Mr. O'Donnell which provides that in the event of termination of employment for any reason, Mr. O'Donnell will (upon execution of a release) (a) become a part time consultant for 24 months at a rate of $83,750 per year, (b) be provided with health benefits throughout the consulting period, (c) receive a lump sum payment of one year's salary, and
(d) not compete with the Company during the 24 month consulting period.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Messrs. Ault, Hutchison and Woodhull, with Mr. Ault serving as chair, are the members of the Compensation Committee. Mr. Hutchison served as the interim Chairman of the Board of Directors, Chief Executive Officer and President of Sunrise Medical from October 4, 1999 to January 16, 2000. Mr. Hutchison was paid a consulting fee of $50,000 per month during such period and was granted stock options covering 10,000 shares (at an exercise price of $5.438 per share), for such services.

                             DIRECTOR COMPENSATION

    Non-employee directors are paid an annual retainer of $16,000 paid in monthly installments (or upon the election of the Director, in stock options with a 25% gross-up) and $1,200 for each Board meeting attended ($600 if a Board meeting is telephonic). The Chairman of the Board, Mr. Hutchison, receives in addition to the compensation for Non-employee Directors, $30,000 per year paid in monthly installments and $2,500 for each day over one day per month for Chairman of the Board services performed on behalf of the Company. In addition, committee members are paid $1,000 per meeting if attended in person or $500 per meeting if a committee meeting is telephonic. Committee chairs receive an additional $2,000 annual retainer paid in semi-annual installments.

    See "The Board of Directors and its Committees" for information on compensation for service on the Special Committee.

    Generally, upon the first Board meeting of each calendar year, each non-employee director is granted an option to purchase 14,000 shares of Common Stock under the Company's 3rd Amended and Restated 1993 Stock Option Plan. These options vest 50% on the date of grant and 50% on the first anniversary of the grant. In fiscal year 2000, Messrs. Ault, Hutchison, Pierpoint, Stemler and Woodhull each received an option grant covering 20,000 options, and Mr. Hammes did not receive an option grant as a Non-Employee Director during fiscal year 2000.

                                Annex A-Page 12

    See "Compensation Committee Interlocks and Insider Participation" for Compensation paid to Mr. Hutchison for his services as Interim Chief Executive Officer and President.

           REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board of Directors (the "Committee") is responsible for establishing and overseeing the policies that govern Company compensation and benefit practices. As part of these functions, the Committee evaluates the performance of the Chief Executive Officer, reviews with senior management the performance of other highly compensated officers, and determines their respective compensation levels in terms of salary, bonuses and related benefits. The Committee has established a number of objectives, which serve as guidelines in making all compensation decisions, including:

    - The integration of compensation programs with the Company's strategic direction in order to achieve its long-term competitive objectives and strategic intent;

    - The reward of annual operating and financial performance through individual and group bonus incentives that pay for improved quantitative performance versus annual targets;

    - The encouragement of consistent, long-term enhancement of stockholder value by providing multi-year performance incentives through a contingent long-term bonus plan and equity ownership through stock options; and

    - The development and implementation of a competitive total compensation program that enables the Company to attract and retain high-caliber Associates at all levels.

    The Company's compensation philosophy rewards individual and team performance on the basis of both quantitative and qualitative factors. Associates at all levels participate in one or more of the Company's various bonus plans. The six plans currently in effect are aimed broadly at different groups including senior and middle managers, engineers, technical specialists, sales Associates and hourly factory and office Associates.

    The Committee believes that the components of executive compensation should include base salary, annual and long-term incentive compensation, stock option grants and other benefits described below. A brief summary of each component follows.

BASE SALARY

    Base salaries are intended to be competitive with market rates and are based on an internal evaluation of the responsibilities of each position. The Committee reviews hiring and turnover patterns within the Company and relies from time to time on outside industry surveys to assess salary competitiveness. The companies included in such surveys are typically companies having revenues and businesses similar to those of Sunrise and/or which draw from the same geographic area. The composition of such companies is generally a peer group of U.S. medical equipment manufacturers similar (but not identical) in composition to the Peer Group Index shown on the stock performance chart included herein. The Committee believes that total cash compensation for Company executives should be targeted within the 25th to 75th percentile of executives at companies having businesses and revenues comparable to those of Sunrise. Where executives fall within a salary range will depend on their seniority and their performance. The Committee's objective is to link executive compensation with the Company's financial performance, while also reflecting competitive market factors.

    Salary increases are based on annual supervisor reviews and are intended to reflect individual as well as business unit performance, along with the results of industry survey results. Annual increases for salaried Associates are all awarded on the same day, the first Monday in September, so as to ensure fairness across the Company and to incorporate both the previous fiscal year's operating results and individual performances.

                                Annex A-Page 13

ANNUAL INCENTIVE COMPENSATION

    The Company has used throughout its history a Management Incentive Bonus Plan (the "MIB Plan") pursuant to which members of management are eligible to receive annual cash bonuses. Generally, each bonus will be based on both the achievement of individual objectives agreed upon by the manager and his or her immediate supervisor, and upon the attainment of certain earnings targets. With regard to the Company's performance, the primary measure used for determining bonuses is the Company's earnings per share growth. An operating unit's performance has historically been measured against goals for earnings growth (after a capital charge on any cash drawn), and levels of return on net assets. No bonus is paid at either the corporate or divisional level unless earnings exceed a minimal accepted threshold. Earnings goals are approved annually by the Board of Directors and are tied to the Company's operating plan. Even if a bonus is earned based on profit performance, the executive must still have accomplished his or her personal objectives for the year in order to qualify for the designated amount. The fiscal 2000 payout that was earned under the MIB Plan ranged from 5% to 100% of a manager's salary, depending upon his or her position.

STOCK OPTIONS

    Certain management Associates of the Company are eligible to receive periodic grants of non-qualified or incentive stock options pursuant to the 3rd Amended & Restated 1993 Stock Option Plan (the "1993 Plan") and the Year 2000 Non-Qualified Stock Option Plan. The Year 2000 Plan was adopted by the Company in February 2000, and has a total reserve of 3,000,000 shares. The Committee establishes the terms of options granted under these plans. Options that have been granted to Associates under the 1993 Plan become exercisable in four equal annual increments beginning on the first anniversary date of the grant. Options that have been granted under the Year 2000 Plan to senior management were modeled after the options granted to Mr. Hammes, including option vesting in three equal tranches: (i) equal time vesting over four years ( 1/12 of total grant per year); (ii) performance vesting based on attainment of earnings per share targets (subject to seven year cliff vesting) and (iii) performance vesting based on attainment of stock price targets (subject to seven year cliff vesting). The option price under both plans, which is determined by the Committee, is generally equal to 100% of the fair market value of the shares covered by the option on the date of grant. Options are granted to certain management and senior technology Associates and are intended to retain them and motivate them to improve the Company's long-term stock market performance, aligning their interests with those of stockholders. In determining the number of options to be granted to an Associate, the Committee makes a subjective determination based on a number of factors, including the individual's level and scope of responsibility, job performance, and the overall competitiveness of his or her compensation package compared to the outside industry surveys referenced above. About 7% of the Company's Associates qualify for stock options each year. A portion of the option grants under the Year 2000 Plan to Associates other than senior management had four year vesting provisions.

401(K) PROFIT SHARING CONTRIBUTIONS

    The Company contributes to a 401(k) Profit Sharing/Savings Plan (the "401(k) Plan") in which all domestic Associates (except those under certain collective bargaining agreements) may participate after satisfying the service requirements of the Plan. Annual awards for Associates under the profit sharing portion of the plan typically varies from 4% to 6% of compensation (subject to the statutory limitations on compensation referenced in the following paragraph), contingent upon attainment of certain earnings targets by the Company as a whole in the case of corporate office Associates, or by the division, in the case of division Associates. In addition to the basic profit sharing contribution, the Company contributes between 8% and 11% of compensation above $72,600 and below $160,000 (the current Internal Revenue Code ("IRC") statutory maximum under the 401(k) Plan). The savings portion of the 401(k) Plan provides that Associates may defer compensation (subject to statutory limitations) and provides Associates with a Company matching contribution, which matches their

                                Annex A-Page 14
voluntary savings on a dollar-for-dollar basis up to a maximum of $400. Associates employed outside the United States generally participate in defined contribution plans which mirror the United States plan, to the extent appropriate in view of local laws and practices.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN ("SERP")

    The SERP provides for Company discretionary retirement contributions to a non-qualified plan for the benefit of Associates earning a base salary of $140,000 and above. The SERP contributions are intended to replace funds that are not contributed to the 401(k) Plan due to the IRC statutory limitation referenced above. Discretionary contributions may range up to 11% of compensation over $160,000 earned in a fiscal year. In addition, these Executives may also voluntarily defer up to 25% of their MIB bonus each year into the SERP.

    The SERP is funded through a "rabbi" trust with American Express Trust Co. as the trustee and represents a contractual obligation of the Company to make payments (subject to certain vesting restrictions) to the covered Executives upon retirement, termination, disability or death. In the unlikely case that Sunrise becomes insolvent, the assets of the Trust will be held for the benefit of the Company's general creditors.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

    Richard H. Chandler resigned as President and Chief Executive Officer of the Company effective October 4, 1999. In August 1998, the Board increased
Mr. Chandler's base salary to $510,000, which remained in effect until his resignation. During fiscal 2000, the Board awarded Mr. Chandler non-qualified stock options to purchase 25,000 shares (at a price of $6.313 per share), and contributed $400 to his 401(k) account as a matching contribution. The Company made no contribution to his SERP account. Mr. Chandler did not receive an MIB Bonus accrual or pay-out for fiscal 2000. Pursuant to his Consulting Agreement he is entitled to consulting payments, and he (and his wife) are entitled to receive health, dental and visual insurance benefits through 2008 and Mr. Chandler is entitled to continued life and accident insurance through 2002. Additionally, upon a change in control, the Company is obligated to pay compensation through the remainder of the agreement's term, and Chandler's service obligation would cease.

    Mr. Hammes was appointed as President and Chief Executive Officer of the Company effective January 17, 2000. His compensation package was negotiated and includes a base salary of $550,000 and his bonus level for meeting specified goals was set at 50% of annual salary, prorated to account for the number of months worked in the fiscal year, reimbursement of moving expenses (plus tax gross upon on such payments) and of reasonable legal fees incurred in negotiating the package. In addition, the Company will indemnify Mr. Hammes to the extent he is not paid any salary, bonus, deferred compensation or other benefits owed to him by his former employer, subject to certain conditions. In addition, we established the Michael N. Hammes Stock Option Agreement, pursuant to which Mr. Hammes was granted options covering 1,000,000 shares, granted at the fair market value on the date of grant. These options vest in three equal tranches (i) equal time vesting over four years ( 1/12 of total grant per year);
(ii) performance vesting based on attainment of earnings per share targets (subject to seven year cliff vesting) and (iii) performance vesting based on attainment of stock price targets (subject to seven year cliff vesting). Vesting of two thirds of the options automatically accelerate upon a change of control. Mr. Hammes has agreed to the cancellation of all of his options, as set forth in the Letter Agreement incorporated by reference herein from Exhibit (d)(iii) to the Schedule TO.

    See "Compensation Committee Interlocks and Insider Participation" for compensation paid to Mr. Hutchison for his services as Interim Chief Executive Officer and President.

LEE A. AULT III               MURRAY H. HUTCHISON               JOHN R. WOODHULL
CHAIRMAN

                                Annex A-Page 15

                            STOCK PERFORMANCE CHART

    The following graph shows a five-year comparison of cumulative total returns for the Company, the S&P 500 Index and peer group of companies ("Peer Group")(1) selected on a line-of-business basis. The companies included in the Peer Group are durable medical equipment manufacturers like Sunrise. The graph assumes the value of the investment in the Company's Common Stock and each Index was $100 at June 30, 1995, and that all dividends were reinvested.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS
                             PERFORMANCE GRAPH FOR
                              SUNRISE MEDICAL INC.
              PRODUCED ON 10/02/2000 INCLUDING DATA TO 06/30/2000

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           SUNRISE     S&P 500  SELF-DETERMINED
         MEDICAL INC.   Stocks       Peer Group
06/1995       $100.00  $100.00          $100.00
06/1996        $61.80  $126.10          $126.40
06/1997        $48.60  $169.90          $142.10
06/1998        $48.20  $221.70          $105.70
06/1999        $22.90  $272.00           $97.90
06/2000        $15.70  $292.20          $104.50

                                                          LEGEND
SYMBOL               CRSP TOTAL RETURNS INDEX FOR:          06/1995    06/1996    06/1997    06/1998    06/1999    06/2000
-----------          -------------------------------------  --------   --------   --------   --------   --------   --------
              / /    SUNRISE MEDICAL INC.                      100.0       61.8       48.6       48.2       22.9       15.7
----------
               l     S&P 500 Stocks                            100.0      126.1      169.9      221.7      272.0      292.2
--- ---
- - - - -      u     Self--Determined Peer Group               100.0      126.4      142.1      105.7       97.9      104.5

Companies in the Self-Determined Peer Group
    GRAHAM FIELD HEALTH PRODS INC             INVACARE CORP
    RESPIRONICS INC

NOTES:
  A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
  B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
  C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
  D. The index level for all series was set to $100.0 on 06/30/1995.

              Prepared by CRSP (www.crsp.uchicago.edu), Center for
              Research in Security Prices, Graduate School of Business,
              The University of Chicago. Used with permission. All rights
9963          reserved.                                                       -C-Copyright 2000

NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF THE COMPANY'S PREVIOUS FILINGS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WHICH MIGHT INCORPORATE FUTURE FILINGS, INCLUDING THIS PROXY STATEMENT, THE PRECEDING COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION AND THE COMPANY STOCK PERFORMANCE GRAPH WILL NOT BE INCORPORATED BY REFERENCE INTO ANY OF THOSE PRIOR FILINGS, NOR WILL SUCH REPORT OR GRAPH BE INCORPORATED BY REFERENCE INTO ANY FUTURE FILINGS MADE BY THE COMPANY UNDER THOSE STATUTES.

------------------------
(1) The companies used in the Peer Group consist of Invacare, Inc. (IVC); Respironics, Inc. (RESP); and Graham-Field Health Products, Inc. (GRIH). Everest & Jennings International Ltd. (EJ) was acquired by Graham-Field Health Products, Inc. in the fourth quarter of 1996. Everest & Jennings International Ltd. shareholders received .35 common shares of Graham- Field Health Products, Inc. for each Everest & Jennings International Ltd. common share owned. For purposes of the above graph, the return for Everest & Jennings International Ltd. within the peer group for the period November 27, 1996 to June 30, 1999 was calculated with the return of Graham-Field Health Products, Inc. at the conversion rate noted above.

                                Annex A-Page 16

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of October 17, 2000, the name and address, the total number of shares of common stock beneficially owned (as defined in Rule 13d-3 under the Exchange Act), and the percentage of the outstanding shares of the common stock so owned by:

    - each person who is known to the Company to own beneficially 5% or more of the outstanding shares of common stock;

    - each of the directors;

    - each of the Named Officers; and

    - all current directors and executive officers as a group.

    On October 17, 2000 there were a total of 22,359,218 shares of the Company's common stock issued and outstanding. Except for information based on
Schedule 13G, as indicated in the footnotes hereto, beneficial ownership is stated as of October 17, 2000, and for each person includes shares exercisable within 60 days of October 17, 2000 held by such person, as if such shares were outstanding on October 17, 2000.

    Except to the extent indicated in the footnotes to the following table, each of the persons or entities listed has sole voting and sole investment power with respect to the shares which are deemed beneficially owned by such person or entity.

                                             AGGREGATE NUMBER OF
                                                   SHARES             OPTIONS VESTED OR
                                                BENEFICIALLY             ACQUIRABLE            APPROXIMATE
NAME AND ADDRESS OF BENEFICIAL OWNERS(1)          OWNED(2)                AT MERGER          PERCENT OF CLASS
----------------------------------------     -------------------      -----------------      ----------------
State of Wisconsin/Wisconsin Investment           3,259,900(3)                                     14.58%
  Board
  121 E. Wilson St
  Madison, WI 53702

ICM Asset Management ......................       2,623,351(3)                                     11.73%
  601 W. Main Avenue, Suite #917
  Spokane, WA 99201

Richard H. Chandler(4) ....................       1,921,716                 267,500                 9.67%(5)
  Freedom Scientific Inc.
  2131 Palomar Airport Road, Suite 200
  Carlsbad, CA 92009

Heartland Advisors ........................       1,907,400(3)                                      8.53%
  789 N. Water
  Milwaukee, WI 53202

Dimensional Fund Advisors .................       1,617,900(3)                                      7.24%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401

Michael Hammes.............................          13,300                 670,667                 2.97%(5)
Ted N. Tarbet..............................          41,572                 283,334                 1.43%(5)
Steven A. Jaye.............................          30,362                 271,334                 1.33%(5)
Ben Anderson-Ray...........................          15,509                 254,334                 1.19%(5)
Raymond Huggenberger.......................               0                 213,334               *
William L. Pierpoint.......................         143,220                  31,500               *
Joseph Stemler.............................         123,724                  34,000               *

                                Annex A-Page 17

                                             AGGREGATE NUMBER OF
                                                   SHARES             OPTIONS VESTED OR
                                                BENEFICIALLY             ACQUIRABLE            APPROXIMATE
NAME AND ADDRESS OF BENEFICIAL OWNERS(1)          OWNED(2)                AT MERGER          PERCENT OF CLASS
----------------------------------------     -------------------      -----------------      ----------------
John Radak.................................          16,792                  57,634               *
Thomas H. O'Donnell........................          12,978                  50,000               *
John R. Woodhull...........................          33,600                  39,000               *
Lee A. Ault III............................          16,000                  39,000               *
Murray H. Hutchison........................           4,500                  49,000               *
All directors & executive officers as a
  group (12 persons).......................         451,557(6)            1,993,137                10.01%(7)

------------------------

*   Represents less than 1%

(1) Except as otherwise indicated, the address of each of the persons named is c/o Sunrise Medical Inc., 2382 Faraday Avenue, Suite 200, Carlsbad, California 92008.

(2) Includes units of Common Stock held for the benefit of the named person under the Company's Profit Sharing/Savings Plan (the "401(k) Plan") as of September 30, 2000.

(3) Based upon holdings reported by the named institutions in filings with the Securities and Exchange Commission on Forms 13G and/or 13F, together with telephonic confirmation of holdings (where possible) as of October 17, 2000.

(4) Includes 82,850 shares held in a non-profit foundation of which Mr. Chandler and family members are directors, and as to which Mr. Chandler disclaims beneficial ownership.

(5) The number of outstanding shares of Common Stock for this purpose includes the units of Common Stock held in the 401(k) Plan and the options shown in Options Vested or Acquirable within 60 days for each person as follows:

PERSON                            UNITS IN 401(K) PLAN   OPTIONS    OUTSTANDING SHARES
------                            --------------------   --------   ------------------
Chandler........................         22,708           267,500       22,649,426
Anderson-Ray....................          9,155           254,334       22,622,707
Jaye............................         11,705           271,334       22,642,257
Hammes..........................              0           670,667       23,029,885
Tarbet..........................         16,472           283,334       22,659,024

(6) Includes 58,473 units of Common Stock held for the benefit of executive officers under the Company's 401(k) Plan as of September 30, 2000.

(7) The number of outstanding shares of Common Stock for this purpose is 24,379,430 (includes the 58,473 units of Common Stock held in the Company's 401(k) Plan and the 1,993,137 Options Vested or Acquirable within 60 days).

                                Annex A-Page 18

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CONSULTING ARRANGEMENT

    On October 4, 1999, Richard H. Chandler resigned from his positions as Chairman, President, Chief Executive Officer and director of Sunrise Medical. The Company then entered into a consulting, resignation and general release agreement with Mr. Chandler which provides that Mr. Chandler be hired as a consultant to the Company from October 5, 1999 through September 30, 2002 during which time Mr. Chandler (a) will consult with and advise the Board of Directors,
(b) will hold all Company information confidential and (c) will not compete with the Company nor solicit or hire any Company associate. As compensation, Mr. Chandler will receive a total of $1,830,000, paid in future installments. In addition, Mr. Chandler's stock options continue to vest until 90 days following September 30, 2000 (unless they expire by their own terms earlier), and Mr. Chandler is to receive health, dental and vision insurance benefits through March 2008 and life and accident insurance through September 30, 2002.
Mr. Chandler beneficially holds approximately 9.7% of the Company's outstanding securities.

    See "Compensation Committee Interlocks and Insider Participation" for Compensation paid to Mr. Hutchison for his services as Interim Chief Executive Officer and President.

INDEBTEDNESS OF MANAGEMENT

    Michael Hammes, the Chief Executive Officer and President of the Company, was granted a loan on March 31, 2000 in the amount of $500,000 at a 6.875% annual interest rate. Principal and interest must be repaid in full on the earlier of the third anniversary of the secured Promissory Note, or within ninety (90) days following the effective date of the termination or resignation of Mr. Hammes from employment with the Company.

    Ben Anderson-Ray, the Senior Vice President, Operations; and Group President of Continuing Care, was granted a loan on May 31, 2000 in the amount of $100,000 at a 6.841% annual interest rate. Principal and interest must be repaid in full on the earlier of the third anniversary of the secured Promissory Note, or within ninety (90) days following the effective date of resignation of Mr. Anderson-Ray from employment with the Company. No payments are due until such time.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's directors, executive officers and any persons who are beneficial owners of more than 10% of the common stock ("Reporting Persons") to report their initial ownership of common stock and any subsequent changes in that ownership to the Securities and Exchange Commission ("SEC"). The Exchange Act specifies deadlines for filing of these reports with the SEC and also requires the disclosure in this report of any failure to meet the filing deadlines.

    During Fiscal Year 2000, the Company believes that all reports for the Company's Reporting Persons were timely filed with the SEC, except that Messrs. Hammes and Stemler each failed to timely file one Form 4 each reporting one transaction, and Mr. Pierpoint failed to timely file two Forms 4, each reporting one transaction.

                                Annex A-Page 19

                                                                      SCHEDULE I

                              PURCHASER DESIGNEES

    As of the date of this Information Statement, Purchaser has not determined who will be Purchaser Designees. However, the Purchaser's Designees will be selected from the following list of directors and executive officers of Parent and Parent's affiliates upon the purchase by Purchaser pursuant to the Offer of Shares representing not less than a majority of the outstanding Shares on a fully diluted basis. The information contained herein concerning Parent, Holdings and Purchaser and the respective directors and executive officers of Parent and its affiliates has been furnished by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

    The following tables set forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years for each person who may be designated by Purchaser to the Board as Purchaser Designees.

                                                        PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                      NAME                                   FIVE-YEAR EMPLOYMENT HISTORY
------------------------------------------------  ---------------------------------------------------
Daniel S. O'Connell.............................  President and Chief Executive Officer of Vestar
  c/o Vestar Associates                           Associates Corporation IV. Mr. O'Connell founded an
  Corporation IV                                  affiliate of Vestar Associates Corporation IV in
  245 Park Avenue                                 1988.
  41st Floor
  New York, New York 10167

Prakash A. Melwani..............................  Managing Director and Secretary of Vestar
  c/o Vestar Associates                           Associates Corporation IV. Mr. Melwani founded an
  Corporation IV                                  affiliate of Vestar Associates Corporation IV in
  245 Park Avenue                                 1988.
  41st Floor
  New York, New York 10167

James P. Kelley.................................  Managing Director of Vestar Associates Corporation
  c/o Vestar Associates                           IV. Mr. Kelley founded an affiliate of Vestar
  Corporation IV                                  Associates Corporation IV in 1988.
  1225 17th Street
  Suite 1660
  Denver, Colorado 80202

Norman W. Alpert................................  Managing Director of Vestar Associates
  c/o Vestar Associates                           Corporation IV. Mr. Alpert founded an affiliate of
  Corporation IV                                  Vestar Associates Corporation IV in 1988.
  245 Park Avenue
  41st Floor
  New York, New York 10167

Arthur J. Nagle.................................  Managing Director of Vestar Associates
  c/o Vestar Associates                           Corporation IV. Mr. Nagle founded an affiliate of
  Corporation IV                                  Vestar Associates Corporation IV in 1988.
  245 Park Avenue
  41st Floor
  New York, New York 10167

                               SCHEDULE I-Page 1

                                                        PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                      NAME                                   FIVE-YEAR EMPLOYMENT HISTORY
------------------------------------------------  ---------------------------------------------------
Sander M. Levy..................................  Managing Director of Vestar Associates
  c/o Vestar Associates                           Corporation IV. Mr. Levy founded an affiliate of
  Corporation IV                                  Vestar Associates Corporation IV in 1988.
  245 Park Avenue
  41st Floor
  New York, New York 10167

John R. Woodard.................................  Managing Director of Vestar Associates
  c/o Vestar Associates                           Corporation IV. Mr. Woodard joined an affiliate of
  Corporation IV                                  Vestar Associates Corporation IV. in February 1998.
  1225 17th Street                                From March 1996 to February 1998, he served as a
  Suite 1660                                      Managing Director of The Blackstone Group, 360 N.
  Denver, Colorado 80202                          Michigan Avenue, Chicago, IL 60601. From 1990 to
                                                  March 1996, Mr. Woodard was a Vice President of an
                                                  affiliate of Vestar Associates Corporation IV.

James L. Elrod, Jr..............................  Managing Director of Vestar Associates
  c/o Vestar Associates                           Corporation IV. Mr. Elrod joined an affiliate of
  Corporation IV                                  Vestar Associates Corporation IV in 1998. From 1994
  245 Park Avenue                                 through 1997, he served as the Chief Financial
  41st Floor                                      Officer and Chief Operating Officer of Physicians
  New York, New York 10167                        Health Services, One Far Mill Crossing, Shelton, CT
                                                  06484.

Jack M. Feder...................................  Managing Director and General Counsel of Vestar
  c/o Vestar Associates                           Associates Corporation IV since February, 2000.
  Corporation IV                                  From July 1991 to January 2000, he was a Partner of
  245 Park Avenue                                 the law firm of Kirkland & Ellis, 655 Fifteenth
  41st Floor                                      Street, N.W., Washington, D.C. 20005.
  New York, New York 10167

Steven M. Silver................................  Vice President of Vestar Associates
  c/o Vestar Associates                           Corporation IV. Mr. Silver joined an affiliate of
  Corporation IV                                  Vestar Associates Corporation IV in 1995.
  245 Park Avenue
  41st Floor
  New York, New York 10167

William E. Mayer................................  Since August 1999, Managing Member of Park Avenue
  c/o Park Avenue Equity                          Equity Management, LLC, a Delaware limited
  Partners, L.P.                                  liability company that is an affiliate of Park
  500 Park Avenue                                 Avenue Equity Partners, L.P. From 1996 to July
  Suite 510                                       1999, he was a Managing Director of Development
  New York, New York 10022                        Capital LLC. From 1992 to 1996, he was Dean of the
                                                  College of Business and Management at the
                                                  University of Maryland.

                               SCHEDULE I-Page 2

    Purchaser has informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1.

    Based solely on the information set forth in the Offer to Purchase, none of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any director or executive officers of the Company, or (iii) beneficially owns any securities (or any rights to acquire securities) of the Company. The Company has been advised by the Parent and the Purchaser, that to the Parent's and the Purchaser's knowledge, none of the Purchaser Designees have been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

                               SCHEDULE I-Page 3

                                                                         ANNEX B

                   [LETTERHEAD OF DEUTSCHE BANK SECURITIES INC.]

                                          October 16, 2000

Special Committee of the Board of Directors
Sunrise Medical Inc.
2382 Faraday Avenue, Suite 200
Carlsbad, California 92008

Members of the Special Committee:

    Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to the Special Committee of the Board of Directors (the "Special Committee") of Sunrise Medical Inc. ("Sunrise") in connection with the proposed transaction involving Vestar Capital Partners IV, L.P. ("Vestar"), Park Avenue Equity Partners, L.P. ("Park Avenue" and, together with Vestar and the respective affiliates of Park Avenue and Vestar, the "Buyer Group") and Sunrise pursuant to an Agreement and Plan of Merger, dated as of October 16, 2000 (the "Agreement"), by and among V.S.M. Investors, LLC, a company wholly owned by the Buyer Group ("VSM"), V.S.M. Holdings, Inc., a wholly owned subsidiary of VSM ("VSM Holdings"), V.S.M. Acquisition Corp., a wholly owned subsidiary of VSM Holdings ("Sub"), and Sunrise. As set forth more fully in the Agreement,
(i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $1.00 per share, of Sunrise ("Sunrise Common Stock") at a purchase price of $10.00 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer"), and (ii) subsequent to the Tender Offer, Sub will be merged with and into Sunrise (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Sunrise Common Stock not acquired in the Tender Offer will be converted into the right to receive the Cash Consideration. We have been advised by representatives of Sunrise that certain members of the management of Sunrise (the "Management Group") will, in connection with the Transaction, have the right to acquire membership interests in VSM.

    You have requested Deutsche Bank's opinion as to the fairness, from a financial point of view, of the Cash Consideration to the holders of Sunrise Common Stock (other than VSM, the Management Group and their respective affiliates).

    In arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Sunrise and certain internal analyses and other information furnished to or discussed with it by Sunrise and its advisors. Deutsche Bank also has held discussions with members of the senior management of Sunrise regarding the business and prospects of Sunrise. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Sunrise Common Stock, (ii) compared certain financial and stock market information for Sunrise with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

    Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Sunrise, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information, and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), of Sunrise. With respect

                                 ANNEX B-Page 1

Special Committee of the Board of Directors
Sunrise Medical Inc.
October 16, 2000
Page 2

to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Sunrise as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. In connection with its engagement, Deutsche Bank was authorized to approach, and held discussions with, certain third parties to solicit indications of interest with respect to the acquisition of Sunrise. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

    For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Sunrise, VSM, VSM Holdings and Sub contained in the Agreement are true and correct, Sunrise, VSM, VSM Holdings and Sub will each perform all of the covenants and agreements to be performed by it under the Agreement and all conditions to the obligations of each of Sunrise, VSM, VSM Holdings and Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank also has assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which Sunrise, VSM, VSM Holdings or Sub is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on the Transaction.

    This opinion is addressed to, and is for the use and benefit of, the Special Committee and is not a recommendation to any stockholder as to whether such stockholder should tender shares in the Tender Offer or how such stockholder should vote with respect to matters relating to the proposed Merger. This opinion is limited to the fairness, from a financial point of view, of the Cash Consideration to the holders of Sunrise Common Stock (other than VSM, the Management Group and their respective affiliates), and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Sunrise to engage in the Transaction.

    Deutsche Bank, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. Deutsche Bank has acted as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon delivery of this opinion. Deutsche Bank and its affiliates in the past have provided financial services to Sunrise and Vestar and its affiliates unrelated to the proposed Transaction, for which services Deutsche Bank and its affiliates have received compensation. Deutsche Bank and its affiliates also have an outstanding bank credit facility with Sunrise and investments in certain affiliates of Vestar. In addition, Deutsche Bank and its affiliates will participate in the financing for the Transaction, for which services Deutsche Bank and its affiliates will receive compensation. Deutsche Bank maintains a market in the securities of, and regularly publishes research reports regarding, publicly traded companies in the healthcare industry. In the ordinary course of business, Deutsche Bank and its affiliates may actively trade or hold the securities and other instruments and obligations of Sunrise and affiliates of the Buyer Group for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, instruments or obligations.

                                 ANNEX B-Page 2

Special Committee of the Board of Directors
Sunrise Medical Inc.
October 16, 2000
Page 3

    Based upon and subject to the foregoing, it is Deutsche Bank's opinion that, as of the date of this letter, the Cash Consideration is fair, from a financial point of view, to the holders of Sunrise Common Stock (other than VSM, the Management Group and their respective affiliates).

                                          Very truly yours,

                                          /s/ Deutsche Bank Securities Inc.

                                          DEUTSCHE BANK SECURITIES INC.

                                 ANNEX B-Page 3

                          BATCHELDER & PARTNERS, INC.
                        11975 EL CAMINO REAL, SUITE 300
                          SAN DIEGO, CALIFORNIA 92130

                                                       TELEPHONE: (858) 704-3300
                                                      TELECOPIER: (858) 704-3340

                                                                         ANNEX C

                                                         October 16, 2000

Special Committee of the Board of Directors
Sunrise Medical Inc.
2382 Faraday Avenue
Suite 200
Carlsbad, CA 92008

Gentlemen:

    You have asked us to advise you with respect to the fairness from a financial point of view of the Consideration (as herein defined) to be paid by V.S.M. Investors, LLC, V.S.M. Holdings, Inc. and V.S.M. Acquisition Corp. (individually and collectively, the "Acquiror") to the common shareholders (other than the Parent, the Management Group, any other members of management who have agreed to invest in the Parent and their affiliates) of Sunrise
Medical Inc., (the "Company"), pursuant to the terms of the Agreement and Plan of Merger dated as of October 16, 2000 (the "Merger Agreement") as of the date hereof. The Merger Agreement provides for, among other things, the acquisition by the Acquiror of all of the outstanding shares of common stock, $1.00 par value per share (the "Shares") of Sunrise Medical Inc. in exchange for $10.00 per Share in cash (the "Consideration"), subject to certain terms and conditions more fully described in the Merger Agreement (the "Merger"). We are acting as non-exclusive financial advisor to the Company's Special Committee in connection with the Merger (although in so acting, we are not entering into an agency or other fiduciary relationship with the Special Committee, the Company, its Board or stockholders or any other person) and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Except as otherwise defined herein, capitalized terms have the meanings ascribed to such terms in the Merger Agreement.

    In connection with our opinion, we have, among other things: (i) reviewed certain publicly available and internal financial and other data with respect to the Company, including the financial statements for recent years (the last audited Company financial statements provided to Batchelder & Partners, Inc. were as of June 30, 2000) and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for the Company's common stock; (iv) reviewed and discussed with Deutsche Banc Alex. Brown, the Company's financial advisor, the background, history and terms of the transaction; (v) compared the Company from a financial point of view with certain other companies that we deemed to be relevant; (vi) considered the financial terms, as they relate to the Company and to the extent publicly available, of selected recent business combinations of companies that we deemed to be comparable, in whole or in part, to the Merger; (vii) discussed with the Company's management the prospects for, and business challenges facing, the Company absent the Merger; (viii) reviewed and discussed with representatives of

                                 ANNEX C-Page 1
the Company's management certain information of a business and financial nature regarding the Company, furnished to us by them, including management's financial forecasts and related assumptions of the Company and the benefits expected to result from the Merger; (ix) made inquires regarding, and discussed, the Merger and the Merger Agreement and other matters related thereto with Company's counsel; and (x) performed such other analyses and examinations as we deemed appropriate.

    In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its accuracy and completeness in all material respects. With respect to the financial forecasts provided to us by representatives of the Company's management, (i) management has advised us that the forecasts provided to us accurately reflect the judgment of management; (ii) upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts, including projections of restructuring charges, have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time and through the date hereof as to the future financial performance of the Company; and (iii) that such projections provide a reasonable basis upon which we can form our opinion. In rendering our opinion, we express no view as to the reasonableness of the forecasts provided to us by the Company's management or the assumptions on which such forecasts are based. You have advised us and we have assumed, that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. The management of the Company has advised us and we have assumed that they are not aware of any facts or circumstances that would make the information reviewed by us inaccurate or misleading. We have relied on advice of your counsel and the independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations including any applicable foreign laws. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisals. We were not retained or requested to consider any strategic alternatives to the Merger or to seek indications of interest from potential buyers in connection with rendering an opinion nor have we done so. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. Finally, our opinion is based on economic, monetary, currency exchange, financial markets and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, and except as specifically provided below, we do not assume any obligation to update, revise or reaffirm this opinion.

    We have further assumed with your consent that the representations and warranties of each party in the Merger Agreement are true and correct, that each party to the Merger Agreement will perform all of the covenants and agreements required to be performed by such party under the Merger Agreement, and that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder. We have also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

    Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Shares (other than the Parent, the Management Group, any other members of management who have agreed to invest in the Parent and their affiliates) pursuant to the Merger Agreement is fair to such holders from a financial point of view.

                                 ANNEX C-Page 2

    This opinion is directed to the Special Committee for use only in connection with its consideration of the Merger and is not a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger or otherwise. This opinion is not a recommendation to any stockholder as to whether any stockholder should tender Shares into the Tender Offer pursuant to the Merger Agreement. Further, this opinion addresses only the financial fairness of the Consideration to be received by the stockholders of the Company (other than the Parent, the Management Group, any other members of management who have agreed to invest in the Parent and their affiliates) as of the date hereof, and it does not address any other aspect of the Merger including, without limitation, the relative merits of the Merger, any alternatives to the Merger or the Company's underlying business decision to proceed with or effect the Merger including the benefits to be obtained from ongoing independent operations. This opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent except that, if required by law, this opinion may be quoted in its entirety without deletion or modification in any materials to be presented to the shareholders of the Company in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of
Section 11 of the Securities Act.

                                          Respectfully,

                                          /s/ BATCHELDER & PARTNERS, INC.

                                          BATCHELDER & PARTNERS, INC.

                                 ANNEX C-Page 3

                                                                         ANNEX D

                                     [LOGO]

                                          October 30, 2000

Dear Stockholder:

    We are pleased to inform you that on October 16, 2000, Sunrise Medical Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with V.S.M. Acquisition Corp., a corporation organized under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of V.S.M. Holdings, Inc., a corporation organized under the laws of State of Delaware ("Holdings") and a wholly owned subsidiary of V.S.M. Investors, LLC, a Delaware limited liability company ("Parent"), which provides for the acquisition of the Company by Purchaser. Under the terms of the Merger Agreement, Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock at a price of $10.00 per share in cash.

    Following the successful completion of the Offer, Purchaser will be merged with the Company (the "Merger"), and all outstanding shares of common stock not purchased in the Offer will receive in the Merger the same $10.00 per share in cash. The closing of the Offer will be conditioned upon (i) at least a majority of the Company's fully diluted shares being tendered and not withdrawn prior to the expiration of the Offer; (ii) expiration or termination of the appropriate waiting period under the Hart-Scott-Rodino Act; (iii) receipt of any necessary approvals under foreign competition laws (iv) the funding under financing commitment letters; and (v) other customary closing conditions.

    THE COMPANY'S BOARD OF DIRECTORS (THE "BOARD"), AT A SPECIAL MEETING HELD ON OCTOBER 16, 2000, UNANIMOUSLY (A) APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING THE OFFER AND THE MERGER,
(B) RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER, TENDER THEIR SHARES OF COMMON STOCK OF THE COMPANY PURSUANT TO THE OFFER AND ADOPT THE MERGER AGREEMENT, (C) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, AND (D) DECLARED THE MERGER AND THE MERGER AGREEMENT TO BE ADVISABLE.

    In arriving at its recommendation, the Company's Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9. The Special Committee has received separate written opinions, each dated October 16, 2000, from Deutsche Bank Securities Inc. and
Batchelder & Partners, Inc., the Special Committee's financial advisors, to the effect that, as of the date of such opinions and based on and subject to the matters described in such opinions, the $10.00 per share cash consideration to be received in the Offer and the Merger by the holders of the Company's common stock (other than Parent, Holdings, Purchaser, the Management Group and their respective affiliates) was fair, from a financial point of view, to such holders.

    Additional information with respect to the Offer and the Merger is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

    On behalf of the management and directors of the Company, we thank you for the support you have given the Company.

                                          Sincerely yours,

                                          Murray H. Hutchison

                                          Murray H. Hutchison
                                          Chairman of the Board of Directors

                                 ANNEX D-Page 1

                                 EXHIBIT INDEX

       EXHIBIT
---------------------
(a)(1)(A)               Offer to Purchase dated October 30, 2000 ("Offer to
                        Purchase") (incorporated herein by reference to Exhibit
                        (a)(1)(i) to Schedule TO filed by Purchaser with respect to the Company on October 30, 2000 ("Schedule TO")).

(a)(1)(B) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to Schedule TO).

(a)(1)(C)               Information Statement Pursuant to Section 14(f) of the
                        Securities Exchange Act of 1934 and Rule 14f-1 thereunder
                        (incorporated by reference herein and attached hereto as Annex A).

(a)(1)(D)               Letter to Stockholders of the Company dated October 30, 2000
                        (incorporated by reference herein and attached hereto as
                        Annex D).

(a)(1)(E) Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to Schedule TO).

(a)(1)(F)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9. (incorporated herein by reference to Exhibit (a)(1)(iv) to Schedule TO).

(a)(1)(G)               Form of letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated herein by
                        reference to Exhibit (a)(1)(v) to Schedule TO).

(a)(1)(H) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
                        (incorporated herein by reference to Exhibit (a)(1)(vi) to Schedule TO).

(a)(1)(I)               Summary newspaper advertisement, dated October 30, 2000,
                        published in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(vii) to Schedule TO).

(a)(1)(J)               Direction form for the 401(K) Plan (incorporated herein by
                        reference to Exhibit         to Schedule TO)

(a)(5)(A) Text of Press Release dated October 16, 2000 (incorporated herein by reference to Exhibit (a)(5)(A) of the Company's
                        Schedule 14D-9 filed with the Securities and Exchange
                        Commission (the "Commission") on October 17, 2000 (the
                        "October 17 Schedule 14D-9").

(a)(5)(B)               Letter to Associates of the Company dated October 17, 2000
                        (incorporated herein by reference to Exhibit (a)(5)(B) of the October 17 Schedule 14D-9).

(a)(5)(C)               Letter to Option Holders of the Company, dated October 17,
                        2000 (incorporated herein by reference to Exhibit (a)(5)(C)
                        of the October 17 Schedule 14D-9).

(a)(5)(D) Letter to Performance Bonus Unit Holders of the Company, dated October 17 (incorporated herein by reference to Exhibit (a)(5)(D) of the October 17 Schedule 14D-9).

(a)(5)(E)               "Questions and Answers" Memorandum to Associates
                        (incorporated herein by reference to Exhibit (a)(5)(E) of the October 17 Schedule 14D-9).

(a)(5)(F)               Script for Michael Hammes videotaped address for employees, delivered October 17, 2000 (incorporated herein by reference to Exhibit (a)(5)(F) of the October 17 Schedule 14D-9).

(a)(5)(G)               Summary Advertisement as published in The Wall Street
                        Journal on October 30, 2000 (incorporated herein by reference to Exhibit (a)(5)(B) to Schedule TO).

(a)(5)(H)               Complaint of Frank Rogers against Sunrise Medical, Inc., et.
                        al. filed in the Superior Court of the State of California,
                        County of San Diego, on October 17, 2000 (incorporated
                        herein by reference to Exhibit (a)(5)(vii) to schedule TO).

       EXHIBIT
---------------------
(a)(5)(I)               Complaint of Jerry Krim against Sunrise Medical, Inc., et.
                        al. filed in the Court of Chancery of the State of Delaware on October 18, 2000 (incorporated herein by reference to
                        Exhibit (a)(5)(viii) to Schedule TO).

(a)(5)(J)               Complaint of Harbor Finance Partners against Sunrise Medical
                        Inc., et. al. filed in the Court of Chancery of the State of
                        Delaware on October 20, 2000 (incorporated herein by
                        reference to Exhibit (a)(5)(iv) to Schedule TO).

(b)(i)                  Commitment Letter, dated October 16, 2000, to V.S.M.
                        Acquisition Corp. from Bankers Trust Company re: Acquisition
                        Financing (incorporated herein by reference to
                        Exhibit (b)(i) to Schedule TO).

(b)(ii)                 Commitment Letter, dated October 16, 2000, to V.S.M.
                        Acquisition Corp. from Bankers Trust Company re:
                        Subordinated Debt Financing (incorporated herein by reference to Exhibit (b)(ii) to Schedule TO).

(e)(1)                  Agreement and Plan of Merger, dated as of October 16, 2000, by and among Parent, Holdings, Purchaser and the Company
                        (incorporated herein by reference to the Company's Current
                        Report on Form 8-K filed with the Commission on October 24 and included as Schedule V to the Offer to Purchase).

(e)(2)                  Confidentiality/Standstill Agreement among the Company,
                        Vestar Capital Partners IV, L.P. and Park Avenue Equity
                        Partners, L.P. dated May 4, 2000.

(e)(3)                  Opinion of Deutsche Bank Securities Inc., dated October 16,
                        2000 (incorporated by reference herein and attached hereto as Annex B).

(e)(4)                  Opinion of Batchelder & Partners, Inc., dated October 16,
                        2000 (incorporated by reference herein and attached hereto as Annex C).

(e)(5)                  Presentation of Deutsche Bank Securities Inc. to the Special
                        Committee on October 16, 2000 (incorporated herein by
                        reference to Exhibit (c)(iv) to Schedule TO).

(e)(6)                  Presentation of Batchelder & Partners, Inc. to the Special
                        Committee on October 16, 2000 (incorporated herein by reference to Exhibit (c)(iii) to Schedule TO).

(e)(7) Form of Change in Control Agreements dated June 27, 1997 between Sunrise Medical Inc. and certain employees.

(e)(8)                  Supplemental Executive Retirement Plan.

(e)(9)                  Third Amended and Restated 1993 Stock Option Plan.

(e)(10)                 Associate Stock Purchase Plan 2000.

(e)(11)                 2000 Stock Option Plan.

(e)(12)                 Form of Indemnification Agreement.

(e)(13)                 Form of Letter Agreement, dated October 14, 2000, between
                        V.S.M. Investors, LLC and each of Ben Anderson-Ray, Geoffrey
                        Cooper, Jim Fetter, Michael N. Hammes, Raymond Huggenberger,
                        Steven Jaye, Robert J. Logemann, John Radak, Peter Riley,
                        Sam Sinasohn and Carey Winkel, respectively, and the forms of Equity Term Sheet, Employment Agreements, Management Unit
                        Subscription Agreement, Securityholders Agreement and
                        Management Agreement attached as exhibits thereto
                        (incorporated herein by reference to Exhibit (d)(13) to
                        Schedule TO).

(e)(14)                 Equity Commitment Letter, dated October 16, 2000, from
                        Vestar Capital Partners IV, L.P. to V.S.M. Acquisition Corp
                        (incorporated herein by reference to Exhibit (d)(14) to
                        Schedule TO).